Form 20-F
period 2025-06-30
Galaxy Payroll Group Ltd
filed 2025-10-24
CIK 1905920

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended June 30, 2025

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐ SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report _________________________

For the transition period from ____________to _____________

Commission file number 001-42269

Galaxy Payroll Group Limited
(Exact name of Registrant as specified in its charter)

Not applicable
(Translation of Registrant’s name into English)

British Virgin Islands
(Jurisdiction of incorporation or organization)

25th Floor, Ovest 77 Wing Lok Street Sheung Wan, Hong Kong Tel: +852 3105 2611
(Address of principal executive offices)

Puglisi & Associates 850 Library Avenue, Suite 204 Newark, DE 19711 Tel: 302-738-6680

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Class A and Class B Ordinary Shares, par value US$0.00625 per share	GLXG	The Nasdaq Stock Market LLC (The Nasdaq Capital Market)

Securities registered or to be registered pursuant to Section 12(g) of the Act:

None
(Title of Class)

None
(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

As of June 30, 2025, there were 1,801,515 Class A Ordinary Shares issued and 1,441,265 Class A Ordinary Shares outstanding, at par value $0.00625 per share, and 360,000 Class B Ordinary Shares issued and outstanding, at par value $0.00625
(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report. As of June 30, 2025, there were 1,801,515 Class A Ordinary Shares issued and 1,441,265 Class A Ordinary Shares outstanding, at par value $0.00625 per share, and 360,000 Class B Ordinary Shares issued and outstanding, at par value $0.00625

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

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

☐ Yes ☐ No

i

INTRODUCTION

Unless the context otherwise requires, the following expressions shall have the following meanings.

“Agapao Investment”	Agapao Investment Holding Limited, a company incorporated in the BVI with limited liability on October 14, 2019, which is wholly-owned by Mr. But. Agapao Investment is a member of a group of our Founder Shareholders

“Articles” or “Articles of Association”	the articles of association of our Company, as amended or supplemented from time to time

“Audit Committee”	the audit committee of our Board

“Board” or “Board of Directors” or “our Board”	the board of Directors

“business day(s)”	a day on which banks in New York are generally open for normal business hours to the public and which is not a Saturday, Sunday or public holiday in New York

“BVI”	the British Virgin Islands

“BVI Companies Act” or “Companies Act”	The BVI Business Companies Act (Revised Edition 2020) as amended

“Class A Ordinary Shares”	Class A Ordinary Shares of Galaxy Payroll Group Limited, par value $0.00625

“Class B Ordinary Shares”	Class B Ordinary Shares of Galaxy Payroll Group Limited, par value $0.00625

“Companies Ordinance”	the Companies Ordinance (Chapter 622 of the Laws of Hong Kong), as amended, supplemented or otherwise modified from time to time

“Company”, “our Company”, “Galaxy Payroll BVI” or “we”, or “us”	Galaxy Payroll Group Limited, a holding company incorporated in the British Virgin Islands on August 26, 2021 as a BVI business company under the BVI Business Companies Act, (Revised Edition 2020) as amended, which is also a Nasdaq-listed company.

“Cornerstone Enterprise”	Cornerstone Enterprise Corp., a company incorporated in Seychelles with limited liability on December 3, 2013, which is held as to approximately 33.33%, 33.33% and 33.33% by Mr. Lao, Mr. But and Mr. Yeung, respectively

“Directors” or “our Directors”	the director(s) of our Company

“Founder Shareholders”	Mr. Lao, Mr. But and Mr. Yeung, three largest shareholders with each holding 15% of the total issued and outstanding shares prior to the closing of the IPO, altogether own 45% of the Company’s shares.

“FORWARD SHARE SPLIT”, “Forward Split” or “forward split”	On December 19, 2022, the Company filed Amended and Restated Charter with the Registrar to increase our authorized shares from 50,000 Ordinary Shares, par value of US$1 per share, to unlimited Ordinary Shares, par value of US$0.000625 per share and effectuated a forward split of all issued and outstanding shares at a ratio of 1,600:1.

“FY” or “financial year(s)”	financial year(s) of our Company ended or ending June 30

“Galaxy Solutions Partner”	Galaxy Solutions Partner Limited , formerly known as Galaxy GEO Services Limited, a company incorporated in Hong Kong with limited liability on February 5, 2013 and an indirect wholly-owned subsidiary of our Company upon completion of the Reorganization and as of the date of this report

“Galaxy HR (Macau)”	GALAXY HUMAN RESOURCES (MACAO) LIMITED (GALAXY RECURSOS HUMANOS (MACAU) LIMITADA (in Portuguese)), a company incorporated in Macau with limited liability on July 26, 2016 and an indirect wholly-owned subsidiary of our Company upon completion of the Reorganization and as of the date of this report, mainly responsible for doing business in Macau

“Galaxy HR (SZ)”	Galaxy Corporate Management Consultancy (Shenzhen) Limited, a limited liability company established in the PRC on March 7, 2018 and a wholly-owned subsidiary of Galaxy Payroll (China) upon completion of the Reorganization and as of the date of this report, mainly responsible for doing business in PRC

“Galaxy HR (TW)”	Galaxy Human Resources Limited, a limited liability company established in Taiwan on March 21, 2018 and a wholly-owned subsidiary of Galaxy Payroll (TW) upon completion of the Reorganization and as of the date of this report, mainly responsible for doing business in Taiwan

“Galaxy Payroll (China)”	GALAXY PAYROLL (CHINA) LIMITED, a company incorporated in Hong Kong with limited liability on October 24, 2017 and an indirect wholly-owned subsidiary of our Company upon completion of the Reorganization and as of the date of this report, mainly responsible for doing business in PRC

“Galaxy Payroll (HK)”	Galaxy Payroll Services Limited, a company incorporated in Hong Kong with limited liability on February 21, 2013 and a wholly-owned subsidiary of our Company upon completion of the Reorganization and as of the date of this report, mainly responsible for doing business in Hong Kong

“Galaxy Payroll (TW)”	GALAXY PAYROLL (TAIWAN) LIMITED, a company incorporated in Hong Kong with limited liability on December 31, 2018 and a wholly- owned subsidiary of our Company upon completion of the Reorganization and as of the date of this report, mainly responsible for doing business in Taiwan

“Galaxy (Seychelles)”	The Galaxy Group Holding Limited, a company incorporated in Seychelles with limited liability on March 18, 2013, which is held as to approximately 33.33%, 33.33% and 33.33% by Mr. Lao, Mr. But and Mr. Yeung, respectively

“Group”, “our Group”	our Company and our subsidiaries at the relevant time or, where the context otherwise requires, in respect of the period prior to our Company becoming the holding company of its present subsidiaries, such subsidiaries as if they were subsidiaries of our Company at the relevant time

“HK$”, “HKD” or “Hong Kong dollars”	Hong Kong dollar(s), the lawful currency of Hong Kong

“Hong Kong”	the Hong Kong Special Administrative Region of the PRC

“IRO”	the Inland Revenue Ordinance (Chapter 112 of the Laws of Hong Kong)

“JEAN Oceania”	JEAN Oceania Limited, a company incorporated in the BVI with limited liability on October 10, 2019, which is wholly-owned by Mr. Yeung. JEAN Oceania is a member of a group of our Founder Shareholders

“Labor Dispatch Operation Permit”	the labor dispatch operation permit required by PRC authority to operate our business in the PRC.

“Macau”	the Macao Special Administrative Region of the PRC

“Major In-country Partner”	China-Key HR Outsourcing Co., Limited, the major in-country partner engaged by our Group since the founding of our Group, being an independent third party, which cooperates with us to provide local payroll outsourcing services and employment services in the PRC, where appropriate. For more details, please refer to “Business — In- country partners — The Major In-country Partner” in this report

“Melkweg BVI”	Melkweg Holdings (BVI) Limited, a company incorporated in the BVI with limited liability on November 5, 2019 and a direct wholly-owned subsidiary of Melkweg Cayman as of the date of this report

“Melkweg Cayman”	Melkweg Holdings Limited, a company incorporated in Cayman with limited liability on November 19, 2019 and a direct wholly-owned subsidiary of our Company upon completion of the Reorganization and as of the date of this report

“Memorandum” or “Memorandum of Association”	the memorandum of association of our Company, as amended or supplemented from time to time

“MOP”	Macau pataca, the lawful currency of Macau

“MPF”	Mandatory Provident Fund

“Mr. But”	Mr. But Yiu Kong Kenneth, the chief operating officer of our Company, one of our founders and executive Directors and a member of a group of our Founder Shareholders

“Mr. Lao”	Mr. Lao Wai Hong, the chairman of our Board, the chief executive officer of our Company, one of our founders and executive Directors and a member of a group of our Founder Shareholders

“Mr. Yeung”	Mr. Yeung Wai Cheung, the chief financial officer of our Company, one of our founders and a member of a group of our Founder Shareholders

“NT$” or “NTD”	New Taiwan dollar(s), the lawful currency of Taiwan

“Operating Entities”	The collection of Galaxy Payroll (HK), Galaxy HR (Macau), Galaxy Solutions Partner, Galaxy HR (TW) and Galaxy HR (SZ)

“Ordinary Shares” or “Shares”	Ordinary Shares, par value $0.00625 per share, or Class A Ordinary Shares and Class B Ordinary Shares, as context requires.

“PDPO”	the Personal Data (Privacy) Ordinance (Chapter 486 of the Laws of Hong Kong), as amended, modified and supplemented from time to time

“Pine Mountain”	Pine Mountain Holdings Limited, a company incorporated in the BVI with limited liability on October 15, 2019, which is wholly-owned by Mr. Lao. Pine Mountain is a member of a group of our Founder Shareholders

“PRC” or “China”	the People’s Republic of China, excluding for the purposes of this report only, Hong Kong, Macao and Taiwan

“Regulation S”	Regulation S under the U.S. Securities Act

“Reorganization”	the reorganization of our Group, details of which are set out in “Item 4. Information on the Company — A. History and Development of the Company — Reorganization” in this report

“RMB”	Renminbi, the lawful currency of the PRC;

“SAFE”	the State Administration of Foreign Exchange of the PRC

“Seychelles”	the Republic of Seychelles

“USD” or “US$”	the United States dollar(s), the lawful currency of the United States

“VAT”	the Value-added Tax

In this report, unless otherwise stated or the context otherwise requires,

●	amounts and percentage figures, including share ownership and operating data, may have been subject to rounding adjustments. Where information is presented in thousands or millions, amounts of less than one thousand or one million, as the case may be, have been rounded to the nearest hundred or hundred thousand, respectively, and amounts presented as percentages have been rounded to the nearest tenth of a percent. Accordingly, totals of rows or columns of numbers in tables may not be equal to the apparent total of the individual items;

●	the English names of the PRC and Taiwanese nationals, companies, associations, entities, departments, certificates and titles, and the English titles of the PRC and Taiwanese laws, rules and regulations, are directly translated from their Chinese names and titles, and are furnished for identification purposes only. Should there be any inconsistency, the Chinese names and titles shall prevail; and

●	all time and dates refer to Hong Kong local time and dates

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

The summary consolidated statements of operations and cash flow

	For the Year Ended June 30,
	2023	2024	2025
	HKD	HKD	HKD	US$
REVENUE	$31,466,673	$30,124,952	$27,429,319	$3,494,225
Direct cost of revenues	(12,999,672)	(13,951,669)	(15,748,088)	(2,006,151)
Gross profit	18,467,001	16,173,283	11,681,231	1,488,074
Selling, general and administrative expenses	(8,178,103)	(9,047,204)	(20,830,556)	(2,653,608)
Research and development expenses	-	-	(18,686,290)	(2,380,449)
Reversal of provision for (Provision for) credit losses	61,357	(101,598)	77,218	9,837
Income (Loss) from operation	10,350,255	7,024,481	(27,758,397)	(3,536,146)
Interest income	186,390	221,723	757,385	96,483
Interest expense	(123,269)	(34,674)	(59,771)	(7,614)
Other income	402,967	77,762	27,658	3,523
INCOME (LOSS) BEFORE INCOME TAXES	10,816,343	7,289,292	(27,033,125)	(3,443,754)
Income tax expenses	(1,805,663)	(1,783,803)	(535,588)	(68,229)
NET INCOME (LOSS)	$9,010,680	$5,505,489	$(27,568,713)	$(3,511,983)

	For the Year Ended June 30,
	2023	2024	2025
	HKD	HKD	HKD	US$
Net cash provided by (used in) operating activities	$16,086,260	$6,725,500	$(27,707,982)	$(3,529,724)
Net cash used in investing activities	(25,303)	(59,449)	(63,356)	(8,071)
Net cash (used in) provided by financing activities	(12,593,994)	(13,286,626)	49,269,420	6,276,439
CHANGE IN CASH AND CASH EQUIVALENTS	3,466,963	(6,620,575)	21,498,082	2,738,644
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	13,971,458	17,449,250	10,855,128	1,382,836
Effect on exchange rate	10,829	26,453	(164,499)	(20,955)
CASH AND CASH EQUIVALENTS AT END OF YEAR	$17,449,250	$10,855,128	$32,188,711	$4,100,525

The summary consolidated balance sheet as at June 30, 2024 and 2025

	June 30, 2024	June 30, 2025
	HKD	HKD	US$
Assets
Current assets
Cash	$10,855,128	$32,188,711	$4,100,525
Accounts receivable, net	2,556,073	3,581,852	456,293
Prepayment, deposits and other receivables, net	2,787,564	1,974,655	251,552
Total current assets	16,198,765	37,745,218	4,808,370

Property and equipment, net	206,653	165,045	21,025
Right-of-use assets – operating lease	2,332,135	1,225,109	156,066
Deferred initial public offering (“IPO”) costs	7,334,123	-	-
Long-term rental deposit	514,815	-	-
Total non-current assets	10,387,726	1,390,154	177,091
Total assets	$26,586,491	$39,135,372	$4,985,461

Liabilities and shareholders’ equity
Current liabilities
Accrued expenses and other payables	$14,466,134	$8,071,739	$1,028,261
Account payable	41,823	48,622	6,194
Income tax payable	3,258,920	2,678,817	341,255
Operating lease obligation, current portion	1,095,621	945,801	120,486
Total current liabilities	18,862,498	11,744,979	1,496,196

Other liabilities
Operating lease obligation, non-current portion	1,248,510	291,151	37,090
Total other liabilities	1,248,510	291,151	37,090
Total liabilities	20,111,008	12,036,130	1,533,286

Commitment and contingencies

Shareholders’ equity
Ordinary shares, US$0.00625 par value, authorized unlimited number of Ordinary Shares as of June 30, 2024; 1,600,000 shares issued and outstanding as of June 30, 2024 *	77,630	-	-
Class A Ordinary shares, US$0.00625 par value, unlimited number of shares authorized; 1,801,515 shares issued and 1,441,265 shares outstanding as of June 30, 2025 *	-	87,694	11,170
Class B Ordinary shares, US$0.00625 par value, unlimited number of shares authorized; 360,000 shares issued and outstanding as of June 30, 2025 *	-	17,550	2,236
Subscription receivable	(77,630)	-	-
Shares reserved for issuance	-	(17,562)	(2,237)
Additional paid-in capital	40,000	48,293,749	6,152,148
Retained earnings (accumulated deficit)	6,381,130	(21,187,583)	(2,699,090)
Accumulated other comprehensive income (loss)	54,353	(94,606)	(12,052)
Total shareholders’ equity	6,475,483	27,099,242	3,452,175
Total liabilities and shareholders’ equity	$26,586,491	$39,135,372	$4,985,461

*

Giving retroactive effect to the 1,600 for 1 share split effected on December 19, 2022.

Number of shares divided as 14,412,500 Class A Ordinary Shares with a par value of US$0.000625 per share (the “Class A Ordinary Shares”) and 3,600,000 Class B Ordinary Shares with a par value of US$0.000625 per share (the “Class B Ordinary Shares”), were approved by the board of directors, and were further approved by the shareholders on March 19, 2025.

Giving retroactive effect to the 10 for 1 reverse share split effected on September 8, 2025.

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

Our auditor is headquartered in China, and is subject to inspection by the PCAOB on a regular basis. If the PCAOB determines that it cannot inspect or fully investigate our auditors for two consecutive years, you may be deprived of the benefits of such inspection and our common stock could be delisted from the stock exchange pursuant to the Holding Foreign Companies Accountable Act.

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

As auditors of companies that are traded publicly in the United States and a firm registered with the PCAOB, our auditor is required to undergo regular inspections by the PCAOB.  Inspections of certain other firms that the PCAOB has conducted have identified deficiencies in those firms’ audit procedures and quality control procedures, which may be addressed as part of the inspection process to improve future audit quality. We are required by the HFCAA to have an auditor that is subject to the inspection by the PCAOB.

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

While the HFCAA is not currently applicable to the Company because the Company’s current auditors are subject to PCAOB inspection, if this changes in the future for any reason, the Company may be subject to the HFCAA. The implications of this regulation if the Company were to become subject to it are uncertain. Such uncertainty could cause the market price of our Ordinary Shares to be materially and adversely affected, and our securities could be delisted or prohibited from being traded on Nasdaq earlier than would be required by the HFCAA. If our Ordinary Shares are unable to be listed on another securities exchange by then, such a delisting would substantially impair your ability to sell or purchase the Ordinary Shares when you wish to do so, and the risk and uncertainty associated with a potential delisting would have a negative impact on the price of the Ordinary Shares.

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

On June 30, 2020, the Standing Committee of the PRC National People’s Congress adopted the Hong Kong National Security Law. This law defines the duties and government bodies of the Hong Kong National Security Law for safeguarding national security and four categories of offenses — secession, subversion, terrorist activities, and collusion with a foreign country or external elements to endanger national security — and their corresponding penalties. On July 14, 2020, U.S. President Donald Trump signed the Hong Kong Autonomy Act (“HKAA”) into law, authorizing the U.S. administration to impose blocking sanctions against individuals and entities who are determined to have materially contributed to the erosion of Hong Kong’s autonomy. On August 7, 2020, the U.S. government imposed HKAA-authorized sanctions on 11 individuals, including the then HKSAR chief executive, Carrie Lam, and, John Lee, who succeeded to HKSAR chief executive on July 1, 2022. On October 14, 2020, the U.S. State Department submitted to relevant committees of Congress the report required under HKAA, identifying persons materially contributing to “the failure of the Government of China to meet its obligations under the Joint Declaration or the Basic Law.” In July 2021, President Joe Biden warned investors about the risks of doing business in Hong Kong, issuing an advisory saying China’s push to exert more control over Hong Kong threatens the rule of law and endangers employees and data. The HKAA further authorizes secondary sanctions, including the imposition of blocking sanctions, against foreign financial institutions that knowingly conduct a significant transaction with foreign persons sanctioned under this authority. The imposition of sanctions may directly affect the foreign financial institutions as well as any third parties or customers dealing with any foreign financial institution that are targeted. It is difficult to predict the full impact of the Hong Kong National Security Law and HKAA on Hong Kong and companies located in Hong Kong. If our subsidiaries are determined to be in violation of the Hong Kong National Security Law or the HKAA by competent authorities, our business operations could be materially and adversely affected.

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

During the years ended June 30, 2025, 2024 and 2023, we also operate our business in Hong Kong, Taiwan and Macau. Any adverse changes in the economic, political, legal and social conditions of Hong Kong, Taiwan and Macau may lead to an adverse impact on the demand for our services and may result in deteriorating financial performance of our Group.

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

For the years ended June 30, 2025, 2024 and 2023, a significant portion of our revenue was derived from a small number of customers. Our five largest customers accounted for approximately HKD18.3 million (US$2.3 million), HKD22.0 million (US$2.8 million), and HKD22.5 million (US$2.9 million), representing approximately 66.7%, 73.0% and 71.4% of our revenue for the same periods, respectively.

There is no assurance that our major customers will continue to engage us for the provision of our payroll outsourcing services and employment services and/or increase their demand for our services in the future. If there is any significant decrease in the number and scale of engagements awarded by such customers, our financial condition and operating results would be materially and adversely affected. Furthermore, in the event that our major customers experience any liquidity problems, the business, financial position and prospects of our Group may be materially and adversely affected. We cannot guarantee that we will be able to diversify our customer base by obtaining a significant number of new projects from our existing and potential customers.

High customer concentration exposes us to all of the risks faced by our major customers and may subject us to significant fluctuations or declines in revenues.

Our customers include both enterprises and individuals. A limited number of our major customers, however, have contributed a significant portion of our revenues in the past. As of June 30, 2025, three customers accounted for 50.6%, 16.0% and 15.9%, respectively, of the Group’s total accounts receivable. As of June 30, 2024, four customers accounted for 29.0%, 23.5%, 21.0% and 18.5%, respectively, of the Group’s total accounts receivable. For the year ended June 30, 2025, three major customers accounted for 23.6%, 18.7% and 13.2%, respectively, of the Group’s total revenues. For the year ended June 30, 2024, three major customers accounted for 23.3%, 22.1% and 12.8% of the Group’s total revenues. For the year ended June 30, 2023, our top three major customers accounted for 36.4%, 14.7% and 13.4%, respectively, of the Group’s total revenues. Although we continually seek to diversify our customer base, we cannot assure you that the proportion of the revenue contribution from these customers to our total revenues will decrease in the near future. Dependence on a limited number of major customers will expose us to the risks of substantial losses and extend the turnover days if any of them reduces or even ceases business collaborations with us.

We need to maintain stable relationship with our limited number of suppliers, otherwise our business may be adversely affected.

A limited number of our major vendors, however, have contributed a significant portion of our supplies in the past. As of June 30, 2025 and 2024, our top vendor accounted for 100% of the Group’s total account payable. For the years ended June 30, 2025, 2024 and 2023, our top vendor accounted for 30.3%, 34.4% and 37.9% of the Group’s total in-country partner costs, respectively. We will actively expand our suppliers base, but for now we still depend on a limited number of major vendors and will expose us to the risks of substantial losses and extend the turnover days if any of them reduces or even ceases business collaborations with us.

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

The Major In-country Partner accounted for over 30%, 34% and 35% of our in-country partner costs throughout the year ended June 30, 2025, 2024 and 2023, respectively. Any deterioration, termination of relationship or change of service offerings from The Major In-country Partner may adversely affect our business and results of operations.

We have entered into a human resources outsourcing service agreement with the Major In-country Partner for the provision of payroll outsourcing services and employment services by the Major In-country Partner to us in the mainland China. The Major In-country Partner accounted for over 30%, 34% and 35% of our in-country partner costs throughout the year ended June 30, 2025, 2024 and 2023 respectively. In the event that our relationship with the Major In-country Partner deteriorates or terminates, or there is a significant change in scope of services provided by the Major In-country Partner, our business and results of operations may be adversely affected.

Our success depends on our key management personnel

Our success is largely attributable to the continued commitment and contribution of our executive directors and members of our senior management team. Their extensive knowledge and experience in the provision of payroll outsourcing services and employment services, as well as their established relationships with our customers and end-users have played a major role in our attainments. Mr. Lao, Mr. But and Mr. Yeung, each has over 16 years of experience in the payroll outsourcing service industry and employment service industry. Prior to founding our Group, they worked in a group of companies engaging in the provision of payroll outsourcing services and employment services. Other than our executive directors, our members of the senior management team, Ms. Lo Ho and Mr. Wu Chunlei, who possess extensive experience in the payroll outsourcing service industry and employment service industry for over 15 and 18 years, respectively, also play an important role in the daily operation of our Group including overseeing the daily operation of our Group and managing and training staff on delivery of services.

There is no assurance that we will be able to retain these key personnel, and the loss of any of them without suitable and timely replacements, or the inability to attract and retain qualified personnel may adversely affect our business, results of operations, financial positions and prospects.

In addition, we have to retain internal employees with the necessary level of competence, local experience and knowledge of payroll outsourcing services and employment services so as to maintain and develop our business. In the future, we may encounter shortages of appropriately skilled personnel, which may hamper our ability to implement our strategies on the expansion of our operation, and materially and adversely affect our business and results of operations.

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

For the years ended June 30, 2025, 2024 and 2023, our revenue derived from our channel customers accounted for approximately 62.4%, 63.7% and 74.0% of our revenue, respectively. We entered into master service agreements with more than half of our channel customers for the provision of our payroll outsourcing services and employment services. Such agreements do not impose any guaranteed and/or minimum number of employees of our end-users for our payroll outsourcing services, or the minimum number of employees to be seconded by us. In the event, among others, that (i) our Group becomes the subject of a resolution or petition of winding-up; (ii) we are unable or are deemed unable or admit inability to pay our debts when they fall due; or (iii) any of our executive Directors is being charged or convicted of any criminal offence, the agreements may be terminated without the need of any notice. As such, our channel customers may terminate their master service agreements with immediate effect which will affect the number of end-users engaging us for our payroll outsourcing services and/or employment services, through our channel customers. We may consequently experience unexpected fluctuation of our revenue, and our business and results of operations may be materially and adversely affected.

The trend of our historical financial information may not be indicative of our financial performance in the future.

Our revenue decreased by approximately -9% to approximately HKD27.4 million (US$3.5 million) for the year ended June 30, 2025 from approximately HKD30.1 million (US$3.9 million) for the year ended June 30, 2024. Our net (loss) income decreased by approximately -601% to approximately HKD(27.6) million (approximately US$(3.5 million) for the year ended June 30, 2025 from approximately HKD5.5 million (approximately US$0.7 million)  for the year ended June 30, 2024, which was primarily attributable to an increase in cost of revenues by HKD1.8 million (US$0.2 million), or 13%, an increase in research and development expenses by HKD19 million (US$2.4 million), and an increase in selling, general and administration expenses by HKD11.8 million (US$1.5 million), or 131%.

Our revenue may decline for an array of reasons, including failure to retain our existing customers and/or attract new customers, intensified market competition, slowdown in the growth of the overall payroll outsourcing service market and the employment service market and any unfavorable changes in government policies with respect to the payroll outsourcing service market and employment service market or the general economic conditions in the PRC, Hong Kong, Japan, Taiwan, Macau, Australia or other Asian countries. Therefore, historical figures for our financial performance are reflective of our past performance only and may not necessarily be indicative of our financial performance in the future. We cannot assure you that there is a positive trend for our business prospects. We may not achieve comparable or higher level of financial performance in the future as we achieved during June 30, 2025, 2024 and 2023.

Our revenue and profit sustainability depend on our ability to maintain our competitiveness through providing high quality services.

We have been conducting business in the payroll outsourcing service industry and the employment service industry for more than nine years. We recorded revenue of approximately HKD27.4 million, HKD30.1 million and HKD31.5 million (approximately US$3.5 million, US$3.9 million and US$4.0 million), respectively, and net (loss) income of approximately HKD(27.6) million, HKD5.5 million and HKD9.0 million (approximately US$(3.5) million, US$0.7 million, and US$1.1 million), respectively, for the years ended June 30, 2025, 2024 and 2023, respectively. The sustainability of our revenue and profit will depend on the ability to maintain our competitiveness in the payroll outsourcing service industry and employment service industry through providing high quality services.

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

As of June 30, 2025, 2024 and 2023, we had 13, 6 and 7 seconded employees in Hong Kong, 40, 63 and 37 seconded employees in Taiwan and 2, 3 and 3 seconded employees in Macau employed by our Group directly, respectively. The seconded employees work for and are under the supervision of our end-users during the employment period but they remain as our employees pursuant to the employment contracts entered into between the seconded employees and us. As such, we may be vicariously liable for their acts or omissions while they carry out or purport to carry out the respective responsibilities entrusted to them by our end-users. Vicarious liability refers to the liability of a person for the tort committed by another person, for example, an employer would be liable for the acts and omissions of its employees even if the employer has not personally committed such acts and omissions. When providing employment services directly as our seconded employees’ employers of record, we may also be exposed to the following risks:

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

We may distribute dividends by way of cash or by other means that we consider appropriate. As a holding company, we mainly rely on receipt of funds from our Hong Kong subsidiary, Galaxy Payroll (HK) by way of dividends payments for our cash and financing requirements. According to the Companies Ordinance of Hong Kong, a Hong Kong company may only make a distribution out of profits available for distribution or other distributable reserves. In addition, there can be no assurance that in the future the PRC government will not intervene or impose restrictions on Galaxy Payroll (HK)’s ability to transfer or distribute cash/assets to entities outside of Hong Kong, which could result in an inability or prohibition on making transfers or distributions to us and adversely affect our business. A decision to declare and pay any dividends would require the approval of our Board and will be at its discretion. In addition, any final dividend for a financial year will be subject to Shareholders’ approval. During the year ended June 30, 2025, our group did not declare dividends and paid approximately HKD5.9 million (US$0.7 million). During the year ended June 30, 2024, our group declared dividends of approximately HKD9.4 million (US$1.2 million) and paid approximately HKD9.5 million (US$1.2 million). During the year ended June 30, 2023, our group declared dividends of approximately HKD13.8 million (US$1.8 million) and paid approximately HKD9.9 million (US$1.3 million). Any historical dividend payment should not be regarded as an indication of future dividend policy or our payment of dividends in the future.

We are exposed to the credit risk of accounts receivable from customers.

We are exposed to credit risk in relation to our accounts receivable from customers. Our accounts receivable amounted to approximately HKD3.6 million and HKD2.6 million (US$0.5 million and US$0.3 million) as of June 30, 2025 and 2024, respectively. Our accounts receivable turnover days were approximately 41 days and 29 days for the years ended June 30, 2025 and 2024, respectively. Our business operations and cash flow are subject to the risk of delay in settlement from our customers. Our customers’ settlement date may be affected by their internal policies and we cannot assure you that our customers will settle in a timely manner. Our effort in strengthening our accounts receivable collection and management may not be effective and we cannot assure you that we will be able to fully recover the outstanding amounts due from our customers, if at all, or that our customers will settle the amounts in a timely manner.

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

To implement Section 404 of the Sarbanes-Oxley Act of 2002, the SEC adopted rules requiring public companies to include a report of management on the company’s internal control over financial reporting. Prior to filing the registration statement, we were a private company with limited accounting personnel and other resources for addressing our internal control over financial reporting. Our management has not completed an assessment of the effectiveness of our internal control over financial reporting and our independent registered public accounting firm has not conducted an audit of our internal control over financial reporting. However, in connection with the audits of our consolidated financial statements as of June 30, 2025, 2024 and 2023, we and our independent registered public accounting firms identified material weaknesses in our internal control over financial reporting as well as other control deficiencies for the above mentioned periods. As defined in the standards established by the Public Company Accounting Oversight Board (“PCAOB”) of the United States, a “material weakness” is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of our annual or interim financial statements will not be prevented or detected on a timely basis. The material weakness identified related to i) a lack of sufficient financial reporting and accounting personnel with appropriate knowledge of U.S. GAAP and SEC reporting requirements to formalize key controls over financial reporting and to prepare consolidated financial statements and related disclosures; and ii) a lack of an effective control framework in place and critical information technology general controls (“ITGC”) have design deficiencies in areas including logical access, privileged access and cybersecurity.

We intend to implement measures designed to improve our internal control over financial reporting to address the underlying causes of these material weaknesses, including i) setting up a financial and system control framework with formal documentation of polices and controls in place; and ii) setting up an ITGC and system control framework with formal documentation of polices and controls in place.

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

The dual-class structure of our Ordinary Shares has the effect of concentrating voting control with those shareholders who hold our Class B Ordinary Shares. This ownership will limit or preclude your ability to influence corporate matters, including the election of directors, amendments of our organizational documents, and any merger, consolidation, sale of all or substantially all of our assets, or other major corporate transactions requiring shareholder approval, and that may adversely affect the trading price of our Class A Ordinary Shares.

Each Class B Ordinary Share has fifty votes per share, and our Class A Ordinary Shares have one vote per share. Because of the fifty-to-one voting ratio between our Class B and Class A Ordinary Shares, the holders of our Class B Ordinary Shares could continue to control a majority of the combined voting power of our Ordinary Shares and therefore control all matters submitted to our shareholders for approval until converted by the holders of our Class B Ordinary Shares. This concentrated control may limit or preclude your ability to influence corporate matters for the foreseeable future, including the election of directors, amendments of our organizational documents and any merger, consolidation, sale of all or substantially all of our assets or other major corporate transactions requiring shareholder approval. In addition, this concentrated control may prevent or discourage unsolicited acquisition proposals or offers for our capital stock that you may feel are in your best interest as one of our shareholders. As a result, such concentrated control may adversely affect the market price of our Class A Ordinary Shares.

Even if our controlling shareholder were to dispose of certain of its shares of our Class B Ordinary Shares such that it would control less than a majority of the voting power of our outstanding Ordinary Shares, it may be able to influence the outcome of corporate actions so long as it retains Class B Ordinary Shares. During the period of our controlling shareholder possessing controlling or significant ownership of our Ordinary Shares, investors may not be able to affect the outcome of our corporate actions.

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

Our history can be traced back to April 2013 when Mr. Lao, Mr. But and Mr. Yeung, being our Founder Shareholders and executive officers, and an independent third party (the “Former Shareholder”), through Galaxy (Seychelles), founded our Group by acquiring Galaxy Payroll (HK) and Galaxy Solutions Partner, our first two operating subsidiaries in Hong Kong. Each of Mr. Lao, Mr. But, Mr. Yeung and the Former Shareholder held 25% shareholding in Galaxy (Seychelles) until the Former Shareholder disposed of the shares he held in Galaxy (Seychelles) in April 2015. The Former Shareholder is a member of the senior management of a subsidiary of the Major In-country Partner. Our Group principally engages in payroll outsourcing and employment services.

Upon the acquisition of Galaxy Payroll (HK) in 2013, we commenced our business in Hong Kong and entered into contracts for the provision of payroll outsourcing and employment services with our customers. Our customers included (i) channels which are global human resources service providers engaged by companies/organizations to handle payroll and employment related matters for their branch offices in different regions; and (ii) end-users that outsource their payroll or employment functions to us directly. The end-users of our services included mainly multinational companies/organizations engaging in a wide variety of industries. For payroll outsourcing services, a majority of our end-users during the years ended June 30, 2025, 2024 and 2023 engaged in the retail and trading, industrial, IT, financial and professional services industries. For employment services, a majority of our end-users during the years ended June 30, 2025, 2024 and 2023 engaged in the IT, retail and trading, industrial, professional institution and education and healthcare industries. In the same year, we extended our payroll outsourcing and employment services to the PRC.

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

On March 19, 2025, the re-designation and re-classification of its ordinary shares into two classes each with a par value of US$0.000625 that (a) all the issued 18,012,500 Ordinary Shares be and are re-designated into 14,412,500 Class A Ordinary Shares each with a par value of US$0.000625 with one vote per share but with all rights and restrictions remaining identical to the Ordinary Shares (the “Class A Ordinary Shares”) on a one-for-one basis and 3,600,000 Class B Ordinary Shares each with a par value of US$0.000625 with fifty votes per share but with all rights and restrictions remaining identical to the Ordinary Shares (the “Class B Ordinary Shares”) on a one-for-one basis, (b) the remaining authorized but unissued Ordinary Shares be and are re-designated into (i) an unlimited number of Class A Ordinary Shares and (ii) an unlimited number of Class B Ordinary Shares on a one-for-one basis and (c) such that the Group will be authorized to issue an unlimited number of shares each with a par value of US$0.000625 divided into (i) an unlimited number of Class A Ordinary Shares and (ii) an unlimited number of Class B Ordinary Shares.

On September 8, 2025, the Group has been unanimously approved a consolidation of all issued and unissued ordinary shares at a ratio of ten (10) shares to one (1) share of the same class (the “Share Consolidation”) and the Share Consolidation was effective. The Share Consolidation applied to both Class A and Class B ordinary shares, with the par value per share increasing from US$0.000625 to US$0.00625 following the consolidation.

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

Galaxy Payroll (HK) principally engages in the provision of payroll outsourcing services and employment services in Hong Kong. As part of the Reorganization, Galaxy Payroll (HK) becomes an indirect wholly-owned subsidiary of our Company. Please refer to “Reorganization” below in this section for further details.

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

Galaxy Solutions Partner

Galaxy Solutions Partner was incorporated in Hong Kong on February 5, 2013 as a private company limited by shares. Upon its incorporation, Galaxy Solutions Partner allotted and issued 10,000 Ordinary Shares, all of which were credited as fully paid and were held by the Former Shareholder. On April 5, 2013, the Former Shareholder transferred the 10,000 shares in Galaxy Solutions Partner to Galaxy (Seychelles), the former holding company of our Group, at a consideration of HKD10,000 (US$1,288). The consideration was determined with reference to the nominal value of the shares. Upon completion of the said transfer, the entire issued share capital of Galaxy Payroll (HK) was owned by Galaxy (Seychelles).

Galaxy Solutions Partner principally engages in the provision of employment services in Hong Kong through acting as employers of record of the seconded employees of our end-users. As part of the Reorganization, Galaxy Solutions Partner becomes an indirect wholly-owned subsidiary of our Company. Please refer to “Reorganization” below in this section for further details.

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

1. Incorporation of our Company

Galaxy Payroll Group Limited was incorporated in the British Virgin Islands on August 26, 2021 as a BVI business company. The initial authorized share capital of our Company is 50,000 Ordinary Shares, par value US$1.00 per share. On December 19, 2022, the Company filed Amended and Restated Charter with the Registrar to increase our authorized shares from 50,000 Ordinary Shares, par value of US$1 per share, to unlimited number of Ordinary Shares, par value of US$0.000625 per share and effectuated a forward split of all issued and outstanding shares at a ratio of 1,600:1. On September 8, 2025, the Group has been unanimously approved a consolidation of all issued and unissued ordinary shares at a ratio of ten (10) shares to one (1) share of the same class (the “Share Consolidation”) and the Share Consolidation was effective. The Share Consolidation applied to both Class A and Class B ordinary shares, with the par value per share increasing from US$0.000625 to US$0.00625 following the consolidation.

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

C. Galaxy Solutions Partner

On December 12, 2019, Melkweg BVI was issued with 10,000 shares, representing the entire issued share capital of Galaxy Solutions Partner from Galaxy (Seychelles) at a consideration of HKD10,000 (US$1,288). The consideration was determined with reference to the paid-up capital of Galaxy Solutions Partner as of September 30, 2019, which was satisfied by the allotment and issue of and crediting as fully paid of 1,000 shares of Melkweg BVI to Pine Mountain, 1,000 shares of Melkweg BVI to Agapao Investment and 1,000 shares of Melkweg BVI to JEAN Oceania, upon the instructions of Galaxy (Seychelles). The above share transfer was legally completed and settled on January 10, 2020.

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

Upon the completion of the aforesaid share transfers, Galaxy Payroll (HK), Galaxy Payroll (TW), Galaxy Solutions Partner and Galaxy Payroll (China) became the direct wholly- owned subsidiaries of Melkweg BVI, Galaxy HR (TW) and Galaxy HR (SZ) became the indirect wholly-owned subsidiaries of Melkweg BVI and Galaxy HR (Macau) was held as to 98% by Melkweg BVI through Galaxy Payroll (HK).

5. Share transfer of Galaxy HR (Macau)

Upon incorporation of Galaxy HR (Macau), Mr. Lao held one quota of MOP1,000 in Galaxy HR (Macau), representing 2.0% of the equity interest in Galaxy HR (Macau). On December 13, 2019, Mr. Lao transferred his one quota in Galaxy HR (Macau) to Galaxy Solutions Partner at a consideration of MOP1,000.

The above transfer was legally completed and settled on December 13, 2019. Upon completion of the said transfer, Galaxy HR (Macau) was held as to 98.0% by Galaxy Payroll (HK) and 2.0% by Galaxy Solutions Partner and thereby became an indirect wholly-owned subsidiary of our Company.

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

The above transfers were legally completed and settled on January 17, 2020. Upon completion of the said transfers, Melkweg BVI becomes a direct wholly-owned subsidiary of our Company, and Galaxy Payroll (HK), Galaxy Payroll (TW), Galaxy Solutions Partner, Galaxy Payroll (China), Galaxy HR (TW), Galaxy HR (SZ) and Galaxy HR (Macau) become the indirect wholly-owned subsidiaries of our Company.

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

Our agent for service of process in the United States is Puglisi & Associates, located at 850 Library Avenue, Suite 204, Newark, DE, 19711.

SEC maintains an internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC on www.sec.gov. You can also find information on our website https://www.galaxyapac.com/. Information contained on, or that can be accessed through, our website is not a part of, and shall not be incorporated by reference into, this annual report.

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

Nasdaq Deficiency

On March 17, 2025, the Company received a letter from the Listing Qualifications staff of The Nasdaq Stock Market (“Nasdaq”) notifying the Company that based on the closing bid price of the Company for the period from January 31, 2025 to March 14, 2025, the Company no longer meets the continued listing requirement of Nasdaq under Nasdaq Listing Rules 5550(a)(2), to maintain a minimum bid price of $1 per share.

The notification has no immediate effect on the listing of the Company’s ordinary shares. Nasdaq has provided the Company with a 180 calendar days compliance period, or until September 15, 2025, in which to regain compliance with Nasdaq continued listing requirement. In the event that the Company does not regain compliance in the compliance period, the Company may be eligible for an additional 180 calendar days, should the Company meet the continued listing requirement for market value of publicly held shares and all other initial listing standards for The Nasdaq Capital Market, with the exception of the bid price requirement, and is able to provide written notice of its intention to cure the deficiency during the second compliance period, by effecting a reverse stock split, if necessary. However, if it appears that the Company will not be able to cure the deficiency, or if the Company is otherwise not eligible, Nasdaq will provide notice that the Company’s securities will be subject to delisting.

The Company is currently evaluating options to regain compliance and intends to timely regain compliance with Nasdaq’s continued listing requirement. Although the Company will use all reasonable efforts to achieve compliance with Rule 5550(a)(2), there can be no assurance that the Company will be able to regain compliance with that rule or will otherwise be in compliance with other Nasdaq continued listing requirement.

On September 22, 2025, the Company received formal notification from Nasdaq, that the Company has regained compliance with the Nasdaq Minimum Bid Price Requirement. Nasdaq made this determination of compliance after the closing bid price of the Company’s ordinary shares was at $1.00 per share or greater for the last 10 consecutive business days from September 8 to September 19, 2025. Accordingly, the Company has regained compliance with Nasdaq Listing Rule 5550(a)(2), and the prior bid price deficiency matter is now closed.

Reclassification of Class A and Class B ordinary Shares

Pursuant to and in accordance with the provisions of British Virgin Islands laws and the then effective memorandum and articles of association of the Company, the Board of Directors of the Company approved certain corporate actions (the “Corporate Actions”) as described herein at a meeting of the Board of Directors (the “Meeting”). The majority shareholders of the Company (the “Majority Shareholders”) further approved the Corporate Actions by written resolution of the shareholders on March 19, 2025.

At the close of business on March 19, 2025, the record date for the determination of shareholders entitled to vote on the Corporate Actions, there were 18,012,500 ordinary shares outstanding, each share being entitled to one vote, constituting all of the outstanding voting securities of the Company. The Majority Shareholders approved the Corporate Actions, representing 59.51% of the total outstanding shares of the Company.

Pursuant to the Board and shareholder resolutions, the Company adopted the following resolutions regarding the Corporate Actions:

1. The re-designation and re-classification of its ordinary shares into two classes each with a par value of US$0.000625 (issued and unissued) (the “Ordinary Shares”) that (a) all the issued 18,012,500 Ordinary Shares be and are re-designated into 14,412,500 Class A Ordinary Shares each with a par value of US$0.000625 with one (1) vote per share but with all rights and restrictions remaining identical to the Ordinary Shares (the “Class A Ordinary Shares”) on a one-for-one basis and 3,600,000 Class B Ordinary Shares each with a par value of US$0.000625 with fifty (50) votes per share but with all rights and restrictions remaining identical to the Ordinary Shares (the “Class B Ordinary Shares”) on a one-for-one basis, (b) the remaining authorized but unissued Ordinary Shares be and are re-designated into (i) an unlimited number of Class A Ordinary Shares and (ii) an unlimited number of Class B Ordinary Shares on a one-for-one basis and (c) such that the Company will be authorized to issue an unlimited number of shares each with a par value of US$0.000625 divided into (i) an unlimited number of Class A Ordinary Shares and (ii) an unlimited number of Class B Ordinary Shares (the “Redesignation”);

2. Concurrently with the Re-designation, the Company and the Majority Shareholders approved certain amendments to the Company’s then effective memorandum and articles of association, including (a) amending Clause 6.2 of the memorandum of association of the Company to reflect the changes set forth in the Redesignation, and (b) adopting a set of amended and restated memorandum and articles of association of the Company (the “Amended and Restated M&A”) in substitution for the Company’s then effective memorandum and articles of association to reflect the Redesignation and set out the rights and privileges of Class A Ordinary Shares and Class B Ordinary Shares;

The Redesignation and the Amended and Restated M&A took effect on March 19, 2025, when the necessary filings were completed with the Registry of Corporate Affairs of the British Virgin Islands.

B.	Business Overview

Overview

We are a holding company incorporated in the British Virgin Islands with most of our operations conducted by the Operating Entities in Hong Kong, Taiwan, Macau and the PRC.

We are a payroll outsourcing service and employment service provider based in Hong Kong, providing services to our customers which are mainly categorized as (i) channels which are global human resources service providers engaged by companies/organizations to handle payroll and/or employment-related matters for their branch offices in different regions; (ii) end-users which are mainly multinational companies/organizations that outsource their payroll and/or employment functions to us directly; and (iii) end-users consult us for their future expansion worldwide. Galaxy HR (SZ), Galaxy Payroll (HK), Galaxy HR (TW) and Galaxy HR (Macau) provide payroll outsourcing services in the PRC, Hong Kong, Taiwan and Macau; and Galaxy Payroll (HK), Galaxy Solutions Partner, Galaxy HR (TW) and Galaxy HR (Macau) provide employment services in the PRC, Hong Kong, Japan, Taiwan and Macau. End-users of our services may either be (i) our indirect customers engaging us through channels; or (ii) our direct customers.

Our Competitive Strengths

We believe the following competitive strengths differentiate us from our competitors:

We are a reputable in-country payroll outsourcing and employment service provider engaged by multinational channels and end-users from different industries.

We have built up our reputation in providing in-country payroll outsourcing services and employment services in the PRC and Hong Kong since our establishment. End-users of our services may either be (i) our indirect customers engaging us through our various channels; or (ii) our direct customers. During the years ended June 30, 2025, 2024 and 2023, end-users of our services included mainly multinational companies/engaging in a wide variety of industries. For payroll outsourcing services, a majority of our end-users during the years ended June 30, 2025, 2024 and 2023 engaged in the retail and trading, industrial, IT, financial and professional services industries. For employment services, a majority of our end-users during the years ended June 30, 2025, 2024 and 2023 engaged in the IT, retail and trading, industrial, professional institution and education and healthcare industries. We believe that our reputation established in the industry has given our customers and end-users confidence in engaging our Group, and the chance of being replaced by our market players is relatively low.

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

During the years ended June 30, 2025, 2024 and 2023, 27%, 21% and 40% of the Group’s revenue was conducted through cooperating with our in-country partners where appropriate, 73%, 79% and 60% of the Group’s revenue was conducted through cooperating with the Group’s subsidiaries. It was our well-established business relationship with our customers that made them engage our Group for services in the PRC instead of directly engaging the service providers in the PRC. Our customers (both channels and end-users) are mainly multinational companies/organizations, and they believe that engaging a service provider in Hong Kong can facilitate the communication with the PRC service providers and relevant government authorities. The quality of our services and our well-established business relationships with our customers have increased our competitiveness in providing our services in the PRC.

Over the years ended June 30, 2025, 2024 and 2023, we had solid business relationship with global channels in the payroll outsourcing service market and employment service market. Once business relationship with our channel customers is developed, we normally have steady flow of business from end-users through our channel customers. We believe that our major customers will continue to engage us as their in-country payroll outsourcing and employment service providers, which serve as solid foundation for our Group to further develop a broader customer base.

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

We have more than seven years of experience in the payroll outsourcing services and employment services industries and our success is attributable to our experienced and strong management team. Each of our executive officers, Mr. Lao, Mr. But and Mr. Yeung, has accumulated over 16 years of experience in the payroll outsourcing service industry and employment service industry. Prior to the establishment of our Group, Mr. Lao, Mr. But and Mr. Yeung had experience working in a payroll outsourcing and employment service company and their insights in the industries enable them to manage the overall business operation and execute the business strategies of our Group. Our senior management personnel Ms. Lo Ho and Mr. Wu Chunlei also possess extensive experience in the payroll outsourcing service industry and employment service industry for over 15 and 18 years, respectively.

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

Develop marketing capability and conduct marketing campaigns to promote our payroll outsourcing services and employment services to direct end-users

We strive to expand our customer base by exploring business opportunities from direct end-users. Therefore, we plan to exert more marketing efforts in connecting with direct end- users through social media and online platforms. During the years ended June 30, 2025, 2024 and 2023, our revenue was mainly derived from channel customers. To successfully implement our strategy in expanding our business for our long-term sustainability and growth, it is important for us to enhance customers’ awareness of our Group and services among direct end-users while maintaining our relationships with channel customers concurrently. Our Directors believe that by conducting marketing campaigns through social media and online platforms targeting at direct end-users, we will be able to promote the cost-effectiveness to outsource the payroll and employment functions to independent service providers like our Group and stimulate the demands for our services, while enabling us to stand higher chance of establishing business relationships with well-established brands and potential customers. As such, we intend to allocate more resources to develop our marketing capability.

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

OUR BUSINESS OPERATIONS

We provide in-country payroll outsourcing services and employment services to our customers from diversified industries. The table below sets out our customers, scope of services, geographical locations of the employees or seconded employees and service fees charged by our Group under each business during the years ended June 30, 2025, 2024 and 2023:

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

During the years ended June 30, 2025, 2024 and 2023, our Group did not adjust our pricing schedule for our payroll outsourcing services with our customers.

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

During the years ended June 30, 2025, 2024 and 2023, our Group did not adjust our service fees for employment services with our customers.

We have more than eight years of experience in the payroll outsourcing service industry and employment service industry in the PRC and Hong Kong. Each of our executive officers, Mr. Lao, Mr. But and Mr. Yeung, has accumulated over 16 years of experience in the payroll outsourcing service industry and employment service industry. Our senior management personnel, Ms. Lo Ho and Mr. Wu Chunlei, also have more than 15 and 18 years of experience in the payroll outsourcing service industry and employment service industry. Leveraging on our industry experience and our established relationship with our major customers since our establishment, we entered into the first agreements for the provision of services in Macau, Taiwan, Japan, Australia and other Asian countries starting from 2015 till now.

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

Our end-users

During the years ended June 30, 2025, 2024 and 2023, we served end-users (both direct and through channels) from different industries for payroll outsourcing services and we served employees of our end-users (both direct and through channels) engaging us for payroll outsourcing services were located in the PRC, Hong Kong, Taiwan, Macau and other Asian countries.

Service fees of our payroll outsourcing services

The service fees of our payroll outsourcing services are generally calculated based on a fixed amount per employee per month during the years ended June 30, 2025, 2024 and 2023 subject to a fixed amount of minimum charge per end-user per month. We issue a pricing schedule to our channel customers to confirm the service fees to be charged when it is necessary to adjust our fees. As for our direct end-users, we may re-negotiate the service fees before the end of the contract period or when it is necessary to adjust our fees. During the years ended June 30, 2025, 2024 and 2023, we did not adjust our pricing schedule for our payroll outsourcing services with our customers.

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

Invoice to customer

Upon receiving the confirmation on the monthly payroll report from our channel customer and end-user, we will issue an invoice for payment of funds for the employees’ salary and other statutory contributions (if applicable), and an invoice for payment of service fees to our customer. We generally issue invoices for payroll funds and service fees once a month. Our customers or end-users are required to remit the payroll funds to our designated bank account at least two working days before dispatch of salary to the end-users’ employees for both direct and indirect end-users. For payment of service fees, we generally require our customers to settle the payment within 30 to 90 days from the date of invoice. During the years ended June 30, 2025, 2024 and 2023, our customers or end users generally settled our invoices for payroll funds before dispatch of salary to the end-users’ employees. During the years ended June 30, 2025, 2024 and 2023, our customers generally settled our invoices for service fees within the credit period granted by us which was within 30 to 90 days.

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

During the years ended June 30, 2025, 2024 and 2023, our Group did not receive any query or investigation from relevant government authorities in relation to our end-users’ MPF, social security, housing provident funds and individual income tax. For services provided by our Group directly, our Group will be responsible for handling the queries. For services provided through our in-country partners, such queries will be handled by our in-country partners.

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

As of the date of this report, we provided employment services in Hong Kong, Taiwan and Macau directly and cooperated with in-country partners to provide employment services in the PRC, Japan, Australia and other Asian countries where appropriate. As confirmed by our Directors, during the years ended June 30, 2025, 2024 and 2023, our Group provided employment services in the PRC through our in-country partners for certain overseas end-users which did not have business entities in the PRC and were unable to hire any personnel in the PRC on their own in the absence of a PRC entity. Such arrangement was in compliance in material respects with the relevant laws and regulations in the PRC. According to the Administrative Measures on the Registration of Foreign (Regional) Enterprises Engaged in Production and Operation Activities in China (2017 Revision), foreign enterprises are not allowed to engage in production and operation activities in the PRC without the approval of the relevant authority and the registration authority. The engagement of our Group by end-users which did not have business entities in the PRC during their preparatory stage of setting up their entities in the PRC to provide employment services for them through in-country partners is unlikely to constitute engaging in production and operation activities without permissions or approvals and therefore, was in compliance in material respects with the relevant laws and regulations in the PRC. In respect of our employment services in Taiwan, Galaxy Payroll (HK) cooperated with in-country partners during the year ended June 30, 2020. Galaxy HR (TW) began to provide the employment services in Taiwan starting from July 1, 2020.

Reasons for procuring our employment services

During the years ended June 30, 2025, 2024 and 2023, the reasons for our end-users to engage us for employment services instead of directly employing candidates themselves mainly include:

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

Seconded employees

During the years ended June 30, 2025, 2024 and 2023, our seconded employees were seconded to work in the PRC, Hong Kong, Japan, Taiwan, Macau, Australia and other Asian countries for our end-users.

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

Our Directors confirmed that all of our seconded employees have been remunerated in accordance with their contracts with us or our in-country partners and the relevant laws and regulations in Hong Kong, the PRC, Japan, Taiwan, Macau, Australia or other Asian countries (as the case may be) during the years ended June 30, 2025, 2024 and 2023, and up to the date of this report had been complied with.

Service fees of our employment services

The basic service fees of our employment services are generally calculated based on an agreed percentage of the seconded employee’s monthly remuneration package at the currency which the remuneration is paid during the years ended June 30, 2025, 2024 and 2023. The seconded employee’s remuneration package generally includes the monthly salary, bonus, commission, insurance, social security and housing provident funds. In some cases, we may agree to charge a fixed fee with our channel customers or our end-users. The monthly remuneration package of each seconded employee may vary from month to month, hence the payroll funds we handle for each end-user (which may include monthly salary of seconded employees plus other payments (e.g. commission and bonus) and contributions (e.g. MPF, social security)) may also vary from month to month. In addition, the commencement date and termination date of employment of each seconded employee may fall on any date of a year (which may not be the first day or last day of a month). Accordingly, our basic service fees for each end-user depend on a number of variables, and generally vary from month to month. During the years ended June 30, 2025, 2024 and 2023, we did not adjust our service fees for employment services with our customers.

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

SALES AND MARKETING

During the years ended June 30, 2025, 2024 and 2023, our revenue was mainly derived from channel customers, and our business opportunities mainly arose from our existing channel customers’ referral. When potential end-user customers approach our channel customers for payroll outsourcing services and/or employment services, our channel customers may invite our Group to participate in the negotiation process and to provide details of the services to the potential end-user. As such, we assist our channel customers in securing the engagements with end-users. We also promote our corporate profile and services through participating in marketing events, such as human resources forum, and through the internet, which connects our Group with potential customers. During the years ended June 30, 2025, 2024 and 2023, there were customers approaching our Group through the internet after reviewing our profile on our website.

Our management team constantly keeps contact with our customers and end-users through emails, telephone calls and physical meetings. During the years ended June 30, 2025, 2024 and 2023, the management team also participated in events to gain exposure to potential new customers. We fully appreciate the maintenance of long-term business relationships and place great emphasis on customer satisfaction. We believe our long-term trusted relationship with our customers helps us build strong reputation in the industry. We intend to use the proceeds from the Listing to develop market capability and conduct more marketing campaigns to promote our payroll outsourcing services and employment services to direct end-users. For further details on our marketing plans, please refer to “Business strategies” above in this section.

SEASONALITY

It is normal for companies/organizations to review their human resources strategies shortly after their respective year-ends. Our Directors consider that the demands for our payroll outsourcing services and employment services are generally not subject to seasonality.

CUSTOMERS

Our customers are mainly categorized as (i) channels which are global human resources service providers engaged by companies/organizations to handle payroll and employment-related matters for their branch offices in different regions; and (ii) end-users which are mainly multinational companies/organizations that outsource their payroll or employment functions to us directly. During the years ended June 30, 2025, 2024 and 2023, end-users of our services included mainly multinational companies/organizations engaging in a wide variety of industries. For payroll outsourcing services, a majority of our end-users during the years ended June 30, 2025, 2024 and 2023 engaged in the retail and trading, industrial, IT, financial and professional services industries. For employment services, a majority of our end-users during the years ended June 30, 2025, 2024 and 2023 engaged in the IT, retail and trading, industrial, professional institution and education and healthcare industries. We have established stable business relationships with our major customers.

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

The Major In-country Partner

During the year ended June 30, 2025 and up to the date of this report, we principally cooperated with the Major In-country Partner in the PRC, China-Key HR Outsourcing Co., Limited, which is an independent third party, on a non-exclusive basis to provide payroll outsourcing services and employment services in the PRC as our executive Directors consider that cooperating with the Major In-country Partner is an efficient way to minimize our business risks and legal risks, is cost-effective and is in the best interest of our Group, having taken into account the qualifications and quality of services provided by the Major In-country Partner and its subsidiaries (which are based in Shanghai, the PRC), the cost of engaging the Major In-country Partner and its subsidiaries and the local knowledge and support of the Major In-country Partner and its subsidiaries. We have been cooperating with the Major In-country Partner since the founding of our Group in 2013 and have maintained good business relationship with it since then. The Major In-country Partner was incorporated in Hong Kong with limited liability in December 2004 and is a human resources outsourcing service provider holding the Labor Dispatch Permit, with its headquarter in Shanghai, the PRC. It provides services in more than 80 cities in the PRC to approximately 700 customers, including customers other than ours. As of the date of this report, one of the founders of our Group who ceased to be a shareholder of our Group in 2015 was a member of the senior management of a subsidiary of the Major In-country Partner. As of the date of this report, a company secretarial service company co-owned by our executive Directors provided company secretarial services to the Major In-country Partner.

We entered into a human resources outsourcing service agreement with the Major In-country Partner in April 2016. Pursuant to the agreement, the services to be provided by the Major In-country Partner comprise: (i) computation of salary; (ii) computation of individual income tax, social security and housing provident fund contribution; (iii) assisting in the filing of individual income tax; (iv) provision of employment services as employer of record; (v) assisting in the filing of social security, new hire and termination of employees; (vi) assisting in the filing of housing provident fund; (vii) assisting in the filing of disabled persons’ employment security fund; and (viii) settlement of payment of salary, social security, housing provident fund, disabled persons’ employment security fund and comprehensive insurance. The agreement shall be in force unless otherwise agreed between our Group and the Major In-country Partner. This human resources outsourcing service agreement can be terminated by negotiation of both parties under the circumstance that one of the parties suffers force majeure and is not able to perform the agreement. An English translation of such human resources outsourcing service agreement has been filed as an exhibit of this Registration Statement. The Major In-country Partner’s service fees are calculated based on the pricing schedule to be agreed between our Group and the Major In-country Partner from time to time, and are settled by telegraphic transfer. The pricing schedule with the Major In-country Partner covers the service fees charged for (i) computation and payment of salary and tax filing; (ii) handling of social security and housing provident funds; and (iii) provision of employment services. For the computation and payment of salary and tax filing, the service fees per employee decrease when the number of employees increases. For handling of social security and housing provident funds and provision of employment services, the service fees are fixed. For the provision of employment services, the Major In-country Partner acts as the seconded employees’ employer of record and handles the payroll and other administrative matters for the seconded employees while our Group assists in coordinating with the channel customers, end-users and the Major In-country Partner. The Major In-country Partner charged our Group at a fixed fee per seconded employee during the years ended June 30, 2025, 2024 and 2023. We are generally required to settle the service fees on the 15th day of a month. Our Directors considered that, during the years ended June 30, 2025, 2024 and 2023, the service fees charged by the Major In-country Partner were determined on an arm’s length basis and on normal commercial terms, and the service fees charged to our Group were comparable to those charged by other entities providing similar services.

Other in-country partners

Apart from cooperating with the Major In-country Partner, we also, to a much lesser extent, cooperated, on a non-exclusive basis, with seven other in-country partners in the PRC, one in-country partner in Japan, one in-country partner in Taiwan, Thailand and Malaysia, one in-country partner in Australia, one in-country partner in India and Bangladesh, one in-country partner in Indonesia, five in-country partner in Singapore, one in-country partner in Vietnam, one in-country partner in Hong Kong, one in-country partner in Italy and one in-country partner in Thailand. They are CIIC Human Resources Consulting (Zhuhai) Hengqin Branch, FESCO Adecco Shanghai Co. Ltd., Shanghai Foreign Service (Group) co., Ltd., Dalian Pengyu Management Consulting Service Co., Ltd., Shanghai Firstray China Human Resources Service Co. Ltd., CIIC Guangzhou Economic& Technical Cooperation Corp., Shenzhen Yicai Manpower Zi Consultancy Co., Ltd., SBC G.K., Eos Global Partners Limited, People 2.0 Australia (ESS) Pty Ltd, Procloz Services Private Limited, PT. Tuas Solusi Karya, Volt Solution Kabushiki Kaisha, Tuas Solutions Pte Ltd, Innovative Human Resources Outsourcing Partners Limited, InterLoop Solutions & Consultancy (Singapore) Pte Ltd, Horizons Global Technology Pte. Ltd., KOS SG PTE. LTD., Worknetics Pte Ltd., Fastlink Consulting Private Limited, JobPlus Asia Pte Ltd. and Access People (Singapore) Pte. Ltd. During the years ended June 30, 2025, 2024, 2023 and up to the date of this report, we provides employment services in the PRC through our in-country partners even though our PRC subsidiary is capable of providing employment services directly as seconded employees’ employer of record after obtaining the Labor Dispatch Permit on January 24, 2019 in PRC. Our Directors considered the costs and benefits of engaging in-country partners as the seconded employees’ employers of record and decided that engaging in-country partners was in the best interest of our Group and would minimize the business risks and legal risks that our Group has to bear as an employer of record. In addition, the geographical proximity of our in-country partners with our end-users in the cities where our Group does not have presence could facilitate the handling of administrative matters for the seconded employees. Our Directors considered that the percentage of in-country partner costs attributable to the in-country partners to the total revenue derived from the in-country partner for employment services during the years ended June 30, 2025, 2024 and 2023 to be relatively low. As such, with current operation scale and cost structure, our Directors considered it more favorable for our Group to provide employment services in the PRC through in-country partners. In view of the above, our Group does not plan to provide employment services in the PRC directly in the near future. Our Directors expect that there will not be any major change in our cost structure for employment services due to the engagement of in-country partners in the PRC in the near future.

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

INSURANCE

As of the date of this report, we maintained life insurance, health insurance and employees’ compensation insurance, in accordance with the Employees’ Compensation Ordinance (Chapter 282 of the Laws of Hong Kong), for our internal employees in Hong Kong. As of the date of this report, we maintained health insurance and employees’ compensation insurance in accordance with the Employees’ Compensation Ordinance (Chapter 282 of the Laws of Hong Kong) for our seconded employees in Hong Kong, and also maintained professional indemnity insurance for our operating subsidiaries in Hong Kong, Galaxy Payroll (HK) and Galaxy Solutions Partner.

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

Our Directors are of the view that we have obtained adequate insurance coverage for the operation of our business and such insurance coverage is in line with the industry norm. Our Directors believe that there is no material risk in connection with our business operation which is not covered by the abovementioned insurance. During the years ended June 30, 2025, 2024 and 2023 and up to the date of this report, we had not made nor been the subject of any material insurance claims.

EMPLOYEES

The total number of employees of the Group as of June 30, 2025, 2024 and 2023 are 31, 29 and 26, respectively.

The Group hired one employee in Hong Kong and Taiwan respectively during the year ended June 30, 2025.

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

Our directors confirm that we had not experienced any significant problems with the employees or disruption to the operations due to labor disputes nor had we experienced any difficulties in the retention of experienced staff or skilled personnel during the years ended June 30, 2025, 2024 and 2023.

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

Country	Trademark	Application Date	Application Number	Classes	Status
Hong Kong		August 10, 2022	306032943	35	Approved

As of the date of this report, our Group had registered the following domain names:

Domain name	Registrant	Expiry date
www.galaxy-hk.com	Galaxy Payroll (HK)	February 15, 2027
www.huagaobao.cn	Galaxy HR (SZ)	May 17, 2026
www.galaxy-hk.cn	Galaxy HR (SZ)	April 14, 2026

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

Our Directors confirmed that, during the years ended June 30, 2025, 2024 and 2023, there were no material complaints made against us by our customers and end-users.

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

APPROVALS, LICENCES AND PERMITS

During the years ended June 30, 2025, 2024 and 2023, we had obtained all requisite licenses, permits and approvals for our business operation.

We had obtained all requisite licenses, permits and approvals for our business operations in Hong Kong including the business registration certificates and the employment agency license, and we are not required to obtain any industry-specific license, permit and approval for our provision of payroll outsourcing services in Hong Kong, and based on management belief, we are not required to obtain any industry-specific license, permit and approval for our provision of payroll outsourcing services in Taiwan and Macau and our provision of employment services in Taiwan during the years ended June 30, 2025, 2024 and 2023. As of the date of this report, we had obtained the following current licenses which are relevant to our business operation in Hong Kong:

Group member	License/ permit/ approval	Issuing authority	Commencement date	Expiry date
Galaxy Payroll (HK)	Employment Agency License	Labor Department	October 7, 2024	October 6, 2025

Galaxy Payroll (HK)	Business Registration Certificate	Inland Revenue Department	February 21, 2025	February 20, 2026

Galaxy Solutions Partner	Business Registration Certificate	Inland Revenue Department	February 5, 2025	February 4, 2026

Galaxy Payroll (TW)	Business Registration Certificate	Inland Revenue Department	December 31, 2024	December 30, 2025

Galaxy Payroll (China)	Business Registration Certificate	Inland Revenue Department	October 24, 2024	October 23, 2025

We had obtained all requisite licenses, permits and approvals to our provision of payroll outsourcing services and employment services in the PRC during the years ended June 30, 2025, 2024 and 2023. As of the date of this report, we had obtained the following license which is relevant to our business operation in the PRC:

Group member	License	Issuing authority	Commencement date	Expiry date

Galaxy HR (SZ)	Labor Dispatch Operation Permit	Human Resources Bureau of Futian District, Shenzhen	January 24, 2019	January 8, 2028*

Labor Dispatch Operation Permit has a term of three years. Galaxy HR (SZ) has renewed its Permit and now has the Permit to be expired on January 8, 2028.

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

Value-added Tax

All entities and individuals engaged in the sales of goods, provision of processing, repairs and replacement services, and the importation of goods within the territory of the PRC shall pay value-added tax (VAT) in accordance with the Provisional Regulations on Value-added Tax of the PRC (the “Provisional Regulations on VAT”) and its implementation rules. The Provisional Regulations on VAT was promulgated by the State Council on December 13, 1993 which became effective on January 1, 1994 and subsequently amended on November 10, 2008, February 6, 2016 and November 19, 2017. Pursuant to the Provisional Regulations on VAT and its implementation rules, VAT payable is calculated as “output VAT” minus “input VAT. “ The rate of VAT is 17% or 11% in certain limited circumstances depending on the product type.

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

The following diagram and the chart illustrate our corporate structure, including our principal subsidiaries, consolidated affiliated entities and subsidiaries of consolidated affiliated entities as of the date of this annual report:

Name	Background	Ownership	Principal activities
Galaxy Payroll Group Limited (“Galaxy Payroll BVI”)	● Located in the British Virgin Islands (“BVI”) ● Incorporated on August 26, 2021	-	Investment holding
Melkweg Holdings Limited (“Melkweg Cayman”)	● Located in the Cayman Islands ● Incorporated on October 31, 2019	100% directly owned by Galaxy Payroll BVI	Investment holding
Melkweg Holdings (BVI) Limited (“Melkweg BVI”)	● Located in the BVI ● Incorporated on November 5, 2019	100% directly owned by Melkweg Cayman	Investment holding
Galaxy Payroll Services Limited (“Galaxy Payroll (HK)”)	● Located in Hong Kong ● Incorporated on February 21, 2013	100% owned by Melkweg BVI	Provision of payroll outsourcing and employment services
Galaxy Recursos Humanos (Macau) Limitada (“Galaxy HR (Macau)”)	● Located in Macau ● Incorporated on July 26, 2016	98% owned by Galaxy Payroll (HK) and 2% owned by Galaxy Solutions Partner	Provision of payroll outsourcing services
Galaxy Payroll (Taiwan) Limited (“Galaxy Payroll (TW)”)	● Located in Hong Kong ● Incorporated on December 31, 2018	100% owned by Melkweg BVI	Investment holding
Galaxy Human Resources Limited (“Galaxy HR (TW)”)	● Located in Taiwan ● Incorporated on March 21, 2018	100% owned by Galaxy Payroll (TW)	Provision of employment services
Galaxy Solutions Partner Limited (“Galaxy Solutions Partner”)	● Located in Hong Kong ● Incorporated on February 5, 2013	100% owned by Melkweg BVI	Provision of employment services (acting as employer of record)
Galaxy Payroll (China) Limited (“Galaxy Payroll (China)”)	● Located in Hong Kong ● Incorporated on October 24, 2017	100% owned by Melkweg BVI	Investment holding
Galaxy Corporate Management Consultancy (Shenzhen) Limited (“Galaxy HR (SZ)”)	● Located in People’s Republic of China (“PRC”) ● Incorporated on March 7, 2018	100% owned by Galaxy Payroll (China)	Provision of payroll outsourcing and employment services

D.	Property Plant and Equipment

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

Overview

We are a reputable payroll outsourcing service and employment service provider based in Hong Kong, providing services to our customers which are mainly categorized as (i) channels which are global human resources service providers engaged by companies/organizations to handle payroll and/or employment-related matters for their branch offices in different regions; (ii) end-users which are mainly multinational companies/organizations that outsource their payroll and/or employment functions to us directly; and (iii) end-users consulting us for their future expansion worldwide. Galaxy HR (SZ), Galaxy Payroll (HK), Galaxy HR (TW) and Galaxy HR (Macau) provide payroll outsourcing services in the PRC, Hong Kong, Taiwan and Macau; and Galaxy Payroll (HK), Galaxy Solutions Partner, Galaxy HR (TW) and Galaxy HR (Macau) provide employment services in the PRC, Hong Kong, Japan, Taiwan, Macau, Australia and other Asian countries. End-users of our services may either be (i) our indirect customers engaging us through channels; or (ii) our direct customers.

In providing payroll outsourcing services, we generally assist our end-users in (i) conducting computation of salaries and the amounts of contributions to be paid for MPF in Hong Kong, social security, housing provident funds and individual income tax in the PRC and any other deductions required to be made under the laws of the respective jurisdictions; (ii) arranging for payment to the employees’ bank accounts; (iii) monitoring and maintaining payroll records; and (iv) preparing and filing employment-related tax returns. For the years ended June 30, 2025, 2024 and 2023, we handled approximately 103,000, 99,800 and 65,400 payroll transactions for our payroll outsourcing service customers respectively. During the years ended June 30, 2025, 2024 and 2023, we provided payroll outsourcing services in Hong Kong, Macau and Taiwan directly and cooperated with in-country partners to provide payroll outsourcing services in the PRC and India where appropriate.

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

Galaxy Payroll Group Limited (“Galaxy Payroll BVI”) was incorporated in the British Virgin Islands with limited liability on August 26, 2021. Galaxy Payroll BVI has no substantial operations other than holding all of the outstanding share capital of Melkweg Holdings Limited (“Melkweg Cayman”). Melkweg Cayman is a holding company incorporated on October 31, 2019 under the Companies Act (2021 Revision) of the Cayman Islands. Melkweg Cayman has no substantial operations other than holding all of the outstanding share capital of Melkweg Holdings (BVI) Limited (“Melkweg BVI”) which was incorporated under BVI law on November 5, 2019. Melkweg BVI is also a holding company holding of all the equity interest of Galaxy Payroll Services Limited (“Galaxy Payroll (HK)”) (which is the holding company of Galaxy Recursos Humanos (Macau) Limitada (“Galaxy HR (Macau)”), Galaxy Solutions Partner Limited (“Galaxy Solutions Partner”), Galaxy Payroll (Taiwan) Limited (“Galaxy Payroll (TW)”) (which is the holding company of Galaxy Human Resources Limited (“Galaxy HR (TW)”)) and Galaxy Payroll (China) Limited (“Galaxy Payroll (China)”) (which is the holding company of Galaxy Corporate Management Consultancy (Shenzhen) Limited (“Galaxy HR (SZ)”)) (collectively referred to as the “Subsidiaries”).

Galaxy Payroll BVI, through the Subsidiaries (together, the “Group” or the “Company”), is engaged in providing payroll outsourcing services and employment services. The Operating Entities in our Group have headquarters in Hong Kong, China, Taiwan, and Macau. Majority of the Group’s business activities are carried out by Galaxy Payroll (HK).

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

INCREASE OF AUTHORIZED SHARES AND FORWARD SHARE SPLIT

On December 19, 2022, the Group effectuated a forward split of the Ordinary Shares of the Group at a ratio of 1,600:1 to increase its authorized capital shares from 50,000 Ordinary Shares with a par value of US$1 per share to unlimited number of Ordinary Shares with a par value of US$0.000625 per share (the “Forward Split”). Immediately following the effectiveness of the Forward Split, the number of issued and outstanding Ordinary Shares of the Group was 16,000,000.

LISTING ON NASDAQ EXCHANGE

On September 13, 2024, the Group closed its IPO of 1,750,000 ordinary shares at the initial public offering price of US$4.00 per share for total gross proceeds of US$7,000,000, before deducting underwriting discounts and other offering expenses. On October 15, 2024, the Group closed the sales of an additional 262,500 ordinary shares, representing full exercise of the underwriter’s over-allotment option granted in connection with the Group’s IPO, at the offering price of US$4 per share. As a result, the Group has raised gross proceeds of $1,050,000 in addition to the previously announced IPO gross proceeds of $7,000,000, before deducting underwriting discounts and offering expenses.

REDESIGNATION AND RECLASSIFICATION OF ORDINANRY SHARES

On March 19, 2025, the re-designation and re-classification of its ordinary shares into two classes each with a par value of US$0.000625 that (a) all the issued 18,012,500 Ordinary Shares be and are re-designated into 14,412,500 Class A Ordinary Shares each with a par value of US$0.000625 with one vote per share but with all rights and restrictions remaining identical to the Ordinary Shares (the “Class A Ordinary Shares”) on a one-for-one basis and 3,600,000 Class B Ordinary Shares each with a par value of US$0.000625 with fifty votes per share but with all rights and restrictions remaining identical to the Ordinary Shares (the “Class B Ordinary Shares”) on a one-for-one basis, (b) the remaining authorized but unissued Ordinary Shares be and are re-designated into (i) an unlimited number of Class A Ordinary Shares and (ii) an unlimited number of Class B Ordinary Shares on a one-for-one basis and (c) such that the Group will be authorized to issue an unlimited number of shares each with a par value of US$0.000625 divided into (i) an unlimited number of Class A Ordinary Shares and (ii) an unlimited number of Class B Ordinary Shares.

ISSUANCE UNDER EMPLOYEE SHARE OWNERSHIP PLAN

On February 26, 2025, the Group had reserved an aggregate of 3,602,500 Class A Ordinary Shares for issuance under its Employee Share Ownership Plan (“ESOP”), which is designed to attract, retain and incentivize employees through equity-based compensation. Class A Ordinary Shares issued upon exercise or vesting of such awards rank pari passu with all other outstanding Class A Ordinary Shares, including voting and dividend rights. The plan is administered by the Compensation Committee, and all grants are subject to vesting conditions and other terms set forth in the 2025 Stock Incentive Plan. During the year ended June 30, 2025, no Class A Ordinary Shares were granted, vested, or exercised by employees, directors, or consultants under 2025 Stock Incentive Plan.

REVERSE SHARE SPLIT

On September 8, 2025, the Group has been unanimously approved a consolidation of all issued and unissued ordinary shares at a ratio of ten (10) shares to one (1) share of the same class (the “Share Consolidation”) and the Share Consolidation was effective. The Share Consolidation applied to both Class A and Class B ordinary shares, with the par value per share increasing from US$0.000625 to US$0.00625 following the consolidation. The Share Consolidation reduced the number of outstanding ordinary shares of the Group from 21,615,000 to approximately 2,161,500. No fractional shares were issued in connection with the Share Consolidation. Instead, the Group issued one full post-Share Consolidation ordinary share to any shareholder at a participant level who would have been entitled to receive a fractional share as a result of the process. The Group issued an aggregate of 15 full post-Share Consolidation ordinary shares pursuant to this arrangement.

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

When reading our consolidated financial statements, you should consider our selection of critical accounting policies, the judgment and other uncertainties affecting the application of such policies and the sensitivity of reported results to changes in conditions and assumptions. The SEC has defined a company’s critical accounting policies as the ones that are most important to the portrayal of the Group’s financial condition and results of operations, and which require the company to make its most difficult and subjective judgments, often as a result of the need to make estimates of matters that are inherently uncertain. Based on this definition, we have identified certain accounting policies as critical accounting policies as they require management’s highest degree of judgment, estimates and assumptions. Our critical accounting policies and practices include the following: (i) revenue recognition, (ii) account receivables, net and (iii) income taxes. See Note 2—Summary of Significant Accounting Policies to our consolidated financial statements for the disclosure of these accounting policies for the discussion of the recent accounting pronouncements. We believe the following accounting estimates involve the most significant judgments used in the preparation of our consolidated financial statements.

Estimated provision for credit losses

The Group carries accounts receivable at the original invoice amount less a provision for estimated credit losses. As of June 30, 2023, the Group recorded a provision for credit losses related to accounts receivable of HKD19,022. The Group estimated its provision for credit losses using relevant available information from internal and external sources relating to past events including aging schedule of receivables, migration rate of receivables, assessment of receivables due from specific identifiable counterparties that are considered at risk or uncollectible, current conditions and reasonable and supportable forward-looking factors. During the year ended June 30, 2025 and 2024, the Group (revered)/accrued HKD(77,218) (US$(9,837)) and HKD101,598 provision for credit losses on the consolidated financial statement related to accounts receivable respectively. As of June 30, 2025 and 2024, the provision for credit losses was HKD43,402 (US$5,529) and HKD120,620.

Valuation of deferred tax assets

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

The charge for taxation is based on the results for the fiscal year as adjusted for items, which are non-assess-able or disallowed. It is calculated using tax rates that have been enacted or substantively enacted by the balance sheet date.

Deferred tax is charged or credited in the consolidated statement of operations, except when it is related to items credited or charged directly to equity. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Current income taxes are provided for in accordance with the laws of the relevant taxing authorities.

Although we believe that our estimates, assumptions and judgments are reasonable, they are based upon information presently available. Actual results may differ significantly from these estimates under different assumptions, judgments or conditions.

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

The following table presented the Group’s number of payroll transactions disaggregated by service lines and geographic markets for the years ended June 30, 2024 and 2023:

	For the years ended June 30
Number of payroll transactions	2023	2024	Change	Change
Hong Kong	62	91	29	47%
Macau	60	30	(30)	-50%
PRC	861	765	(96)	-11%
Taiwan	207	713	506	244%
Japan	26	2	(24)	-92%
Australia	7	1	(6)	-86%
Thailand	3	11	8	267%
Malaysia	2	-	(2)	-100%
Vietnam	5	8	3	60%
India	12	1	(11)	-92%
Indonesia	25	5	(20)	-80%
Philippines	8	12	4	50%
Bangladesh	8	11	3	38%
Singapore	1	12	11	1100%
South Korea	-	3	3	N/A
Total number of employment services	1,287	1,665	378	29%
Hong Kong	1,396	1,321	(75)	-5%
Macau	1,693	726	(967)	-57%
PRC	62,199	97,005	34,806	56%
Taiwan	-	506	506	N/A
India	142	216	74	52%
Total number of payroll outsourcing services	65,430	99,774	34,344	52%
Total number of payroll transactions	66,717	101,439	34,722	52%

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

Building management fee

It represented the building management fees paid for its office facilities in PRC, Hong Kong and Taiwan. It increased by HKD4,191 or 3%, to HKD164,960 (US$21,126) in the year ended June 30, 2024 from HKD160,769 in the year ended June 30, 2023. There is no material fluctuation during the year.

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

Provision for credit losses

We carry accounts receivable at the original invoice amount less a provision for estimated credit losses. As of June 30, 2023 we recorded a provision for credit losses related to accounts receivable of HKD19,022. We estimated our provision for credit losses using relevant available information from internal and external sources relating to past events, current conditions and reasonable and supportable forward-looking factors. Consequently, to reflect the cumulative effects of the adoption of ASC 326, we recorded the balance of the provision for credit losses was HKD19,022 as of July 1, 2023. During the year ended June 30, 2024, we recorded HKD101,598 (US$13,012) provision for credit losses on the consolidated financial statement related to accounts receivable. As of June 30, 2024, the provision for credit losses was HKD120,620 (US$15,448).

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

Pursuant to SAB Topic 1:B.3, pro forma earnings per share gives effect to 12,418 additional ordinary shares issued in the IPO that would be necessary to fund the excess of the dividend payment over the current-period earnings of HKD5,505,489 (US$705,081) after the retroactive effect of reverse share split on September 8, 2025.

The additional ordinary shares were calculated assuming an initial public offering price of US$40.00 per share after the retroactive effect of reverse share split on September 8, 2025.

The following table sets forth the computation of pro forma basic earnings per share for the year ended June 30, 2024 with applying pro forma adjustment on basic earnings per share:

	For the year ended June 30, 2024
	HKD (except for share data)	US$ (except for share data)
Net Income	$5,505,489	$705,081
Basic weighted average ordinary shares outstanding*	1,600,000	1,600,000
Earnings per share, basic*	$3.44	$0.44
Pro forma adjustment to reflect ordinary shares sold in the IPO to fund dividend payments in excess of current earnings	12,418	12,418
Basic weighted average ordinary shares outstanding used in computing pro forma net earnings per share*	1,612,418	1,612,418
Pro forma earnings per share, basic*	$3.41	$0.44

*	Giving retroactive effect to the 1,600 for 1 share split effected on December 19, 2022.

Giving retroactive effect to the 10 for 1 reverse share split effected on September 8, 2025.

Year ended June 30, 2025 compared to year ended June 30, 2024

Results of Operations

The following table sets forth a summary of the consolidated results of operations of the Group for the periods indicated, both in absolute amount and as a percentage of its total revenues.

	For the years ended June 30,
	2024		2025
	HKD	% of Revenue	HKD	US$	% of Revenue
Revenues
Employment services	$12,529,119	42%	$9,829,206	$1,252,144	36%
Payroll outsourcing services	17,595,833	58%	17,600,113	2,242,081	64%
Total revenues	30,124,952	100%	27,429,319	3,494,225	100%

Cost of revenues	(13,951,669)	-46%	(15,748,088)	(2,006,151)	-57%

Operating expenses
Selling, general and administrative expenses	(9,047,204)	-30%	(20,830,556)	(2,653,608)	-76%
Research and development expenses	-	0%	(18,686,290)	(2,380,449)	-68%
Reversal of provision for (provision for) doubtful accounts	(101,598)	0%	77,218	9,837	0%
Total operating expenses	(9,148,802)	-30%	(39,439,628)	(5,024,220)	-144%
Income (Loss) from operations	7,024,481	23%	(27,758,397)	(3,536,146)	-101%
Interest income	221,723	1%	757,385	96,483	3%
Interest expense	(34,674)	0%	(59,771)	(7,614)	0%
Other income	77,762	0%	27,658	3,523	0%
Income (Loss) before income tax	7,289,292	24%	(27,033,125)	(3,443,754)	-99%
Income tax expense	(1,783,803)	-6%	(535,588)	(68,229)	-2%
Net income (loss)	$5,505,489	18%	$(27,568,713)	$(3,511,983)	-101%

Revenues

For the years ended June 30, 2025 and 2024, the Group generated its revenues through two revenue streams by the Group’s wholly-owned subsidiaries: employment services and payroll outsourcing services.

The following table presented the Group’s revenues disaggregated by service line and geographic location of the employees of our customers for the years ended June 30, 2025 and 2024:

	For the years ended June 30
	2024	2025	2025	Change	Change
Revenues	HKD	HKD	US$	HKD	%
Hong Kong	$657,460	$914,812	$116,538	$257,352	39%
Macau	103,844	77,492	9,872	(26,352)	-25%
PRC	7,193,462	4,949,002	630,454	(2,244,460)	-31%
Taiwan	4,164,541	2,873,311	366,032	(1,291,230)	-31%
Japan	7,766	103,171	13,143	95,405	1,228%
Australia	43,757	160,516	20,448	116,759	267%
Thailand	112,902	12,098	1,541	(100,804)	-89%
Vietnam	43,103	2,734	348	(40,369)	-94%
India	6,251	-	-	(6,251)	-100%
Indonesia	28,442	42,814	5,454	14,372	51%
Philippines	33,098	91,772	11,691	58,674	177%
Bangladesh	42,995	-	-	(42,995)	-100%
Singapore	65,657	36,790	4,687	(28,867)	-44%
South Korea	25,841	236,778	30,163	210,937	816%
Italy	-	327,916	41,773	327,916	N/A
Total employment services	12,529,119	9,829,206	1,252,144	(2,699,913)	-22%
Hong Kong	874,768	1,257,047	160,135	382,279	44%
Macau	459,939	507,585	64,661	47,646	10%
PRC	15,973,129	15,590,204	1,986,039	(382,925)	-2%
Taiwan	189,707	188,859	24,059	(848)	0%
India	98,290	56,418	7,187	(41,872)	-43%
Total payroll outsourcing services	17,595,833	17,600,113	2,242,081	4,280	0%
Total revenues	$30,124,952	$27,429,319	$3,494,225	$(2,695,633)	-9%

The following table presented the Group’ revenues disaggregated by the timing of revenue recognition for the years ended June 30, 2025 and 2024:

	For the years ended June 30
	2024	2025	2025	Change	Change
	HKD	HKD	US$	HKD	%
Services transferred over time	$30,124,952	$27,429,319	$3,494,225	$(2,695,633)	-9%
Total revenues	$30,124,952	$27,429,319	$3,494,225	$(2,695,633)	-9%

The following table presented the Group’s number of payroll transactions disaggregated by service lines and geographic markets for the years ended June 30, 2025 and 2024:

	For the years ended June 30
Number of payroll transactions	2024	2025	Change	Change
Hong Kong	91	139	48	53%
Macau	30	21	(9)	-30%
PRC	765	609	(156)	-20%
Taiwan	713	491	(222)	-31%
Japan	2	29	27	1,350%
Australia	1	18	17	1,700%
Thailand	11	1	(10)	-91%
Vietnam	8	2	(6)	-75%
India	1	-	(1)	-100%
Indonesia	5	11	6)	120%
Philippines	12	39	27	225%
Bangladesh	11	-	(11)	-100%
Singapore	12	6	(6)	-50%
South Korea	3	29	26	867%
Italy	-	2	2	N/A
Total employment services	1,665	1,397	(268)	-16%
Hong Kong	1,321	1,321	-	0%
Macau	726	910	184	25%
PRC	97,005	100,011	3,006	3%
Taiwan	506	529	23	5
India	216	156	(60)	-28%
Total payroll outsourcing services	99,774	102,927	3,153	3%
Total number of payroll transactions	101,439	104,324	2,885	3%

The following table presented the Group’s number of customers disaggregated by service lines and the respective revenue contribution to the Group for the years ended June 30, 2025 and 2024:

	For the years ended June 30
	2024	2024	2025	2025	2025	Change	Change
	Number of Customer	Revenue (HKD)	Number of Customer	Revenue (HKD)	Revenue (US$)	Revenue (HKD)	Revenue (%)
Direct End-users	36	$7,563,676	34	$6,692,222	$852,523	$(871,454)	-12%
Indirect end-users referred by the channels	22	4,965,443	20	3,136,984	399,621	(1,828,459)	-37%
Total employment services	58	12,529,119	54	9,829,206	1,252,144	(2,699,913)	-22%
End-users	42	3,370,482	42	3,626,583	461,991	256,101	8%
Indirect end-users referred by the channels	114	14,225,351	114	13,973,530	1,780,090	(251,821)	-2%
Total payroll outsourcing services	156	17,595,833	156	17,600,113	2,242,081	4,280	0%
Total	214	$30,124,952	210	$27,429,319	$3,494,225	$(2,695,633)	-9%

Total number of customers decreased by 4 (from 214 to 210), total revenues of the Group decreased by HKD2,695,633 or -9% to HKD27,429,319 (US$3,494,225) for the year ended June 30, 2025 from HKD30,124,952 for the year ended June 30, 2024. The decrease in overall revenue was primarily attributable to a significant decline in employment services, amounting to HKD2,699,913, despite a slight increase in payroll outsourcing services of HKD4,380.

Our revenue in respect of employment services decreased by HKD2,699,913, or -22%, from HKD12,529,119 for the year ended June 30, 2024 to HKD9,829,206 (US$1,252,144) for the year ended June 30, 2025. The decrease was mainly contributed by a significant decrease in the amount of revenue generated from the PRC of HKD2,244,460 (US$285,922) and in the amount of revenue generated from the Taiwan of HKD1,291,230 (US$164,690). The decrease is compensated by the new business development in South Korea, Italy, Hong Kong and Australia of an amount of HKD912,964 (US$116,303). The revenue per payroll transaction generated in the PRC decreased from approximately HKD9,400 for the year ended June 30, 2024 to approximately HKD8,100 for the year ended June 30, 2025. The revenue per payroll transaction generated in Taiwan did not have material movement. Meanwhile, the revenue per payroll transaction generated in the non-PRC and non-Taiwan areas increased from approximately HKD6,300 for the year ended June 30, 2024 to approximately HKD6,800 for the year ended June 30, 2025. These declines are primarily due to substantial reductions in the monthly remuneration packages for seconded employees, along with a notable decrease in the number of payroll transactions in the PRC and Taiwan, which fell from 1,478 to 1,100. This situation has been further aggravated by heightened market competition, resulting in pricing pressures and a shift in client preferences towards more cost-effective solutions. Additionally, changing economic conditions have led to diminished demand for employment services, adversely impacting our revenue in respect of employment services. Consequently, the reduction in revenue from PRC and Taiwan has significantly affected the overall revenue generated by our employment services business.

Our revenue in respect of payroll outsourcing services decreased by HKD4,280, or 0%, from HKD17,595,833 for the year ended June 30, 2024 to HKD17,600,113 (US$2,242,081) for the year ended June 30, 2025. The decrease in overall revenue was primarily driven by a decline in total revenue from the PRC, Taiwan, and India, amounting to HKD425,645 (US$54,223). In contrast, aggregate revenue from Hong Kong and Macau increased by HKD429,925 (US$54,768). Although there was an increase of 3,006 payroll transactions in the PRC (from 97,005 to 100,011), the significant reduction in revenue per payroll transaction in the PRC (from HKD167 to HKD156) has notably affected the revenue generated in that region. Conversely, revenue per payroll transaction in non-PRC regions increased significantly (from HKD586 to HKD689). The decline in the PRC is attributed to intensified market competition and evolving global economic conditions. However, the reduction in revenue from the PRC was largely offset by growth in non-PRC regions, resulting in no material impact on the overall revenue from our payroll outsourcing services for the year.

Cost of revenues

Cost of revenues included in-country partner costs, net exchange difference, employee compensation, related employee benefits and director’s remuneration. Employee compensation and related payroll benefits consisted of staff salaries, employer’s contribution to the pension scheme, staff training, staff allowance and recruitment fee. For the year ended June 30, 2025, cost of revenues was HKD15,748,088 (US$2,006,151), increased by HKD1,796,419, 12.8% from HKD13,951,669 in the same period in 2024. The percentage of cost of revenues to revenue increased from 46.3% for the year ended June 30, 2024 to 57.4% for the year ended June 30, 2025. Such increase is driven by the additional year-end bonus to employees, a decrease in revenue and yearly salary increments during the year.

Operating Expenses

The Group’s total operating expenses increased by HKD30,290,826 from HKD9,148,802 in the year ended June 30, 2024 to HKD39,439,628 (US$5,024,220) in the year ended June 30, 2025, driven by a significant increase in selling, general and administrative expenses and research and development expenses during the current year, offset by the increase in the reversal of provision of credit losses incurred.

Selling, general and administrative expenses

Selling, general and administrative expenses consisted primarily of bank charge, building management fee, depreciation, insurance, Internet and IT service fee, meal and entertainment, office premises expenses, travelling, staff cost, legal and professional fees and others.

The Group’s major selling, general and administrative expenses were comprised of the following items during the periods indicated:

	For the years ended June 30
	2024	2025	2025	Change	Change
	HKD	HKD	US$	HKD	(%)
Bank Charge	$301,906	$228,070	$29,054	$(73,836)	-24%
Building management fee	164,960	163,858	20,874	(1,102)	-1%
Depreciation	110,206	106,900	13,618	(3,306)	-3%
Insurance	273,184	433,687	55,247	160,503	59%
Internet and IT service fee	355,040	494,934	63,049	139,894	39%
Meal and Entertainment	202,640	599,646	76,388	397,006	196%
Office premises expenses	1,156,024	1,120,629	142,757	(35,395)	-3%
Travelling	57,850	32,928	4,195	(24,922)	-43%
Staff costs	3,703,148	11,192,966	1,425,874	7,489,818	202%
Legal and professional fee	2,066,956	5,748,312	732,279	3,681,356	178%
Others	655,290	708,626	90,273	53,336	8%
Total	$9,047,204	$20,830,556	$2,653,608	$11,783,352	130%

Selling, general and administrative expenses increased by HKD11,783,352 or 130% from HKD9,047,204 in the year ended June 30, 2024 to HKD20,830,556 (US$2,653,608) in the year ended June 30, 2025, which was mainly driven by the increase in legal and professional fee amounting to HKD3,681,356 and the increase in staff costs by HKD7,489,818 due to the yearly increment of salaries, salaries to the independent non-executive directors, additional year-end bonus and the discretionary bonuses to the senior management.

Bank Charge

The bank charge was HKD228,070 (US$29,054) in the year ended June 30, 2025, compared to HKD301,906 in the year ended June 30, 2024. The bank charge incurred decreased in the fiscal year 2025 because the number of transactions processed by the banks decreased during the year.

Building management fee

It represented the building management fees paid for its office facilities in PRC, Hong Kong and Taiwan. It decreased by HKD1,102 or -1%, to HKD163,858 (US$20,874) in the year ended June 30, 2025 from HKD164,960 in the year ended June 30, 2024. There is no material fluctuation during the year.

Depreciation

The Group incurred depreciation expense for its leasehold improvements, furniture and fixtures and office equipment. Depreciation expense decreased by HKD3,306 or -3% to HKD106,900 (US$13,618) in the year ended June 30, 2025 from HKD110,206 in the year ended June 30, 2024. The depreciation expense incurred in the fiscal year 2025 decreased because there are fully depreciated property and equipment for the year ended June 30, 2025 compared with the same period of 2024, despite the acquisition of new equipment during the year.

Insurance

Insurance cost included professional indemnity for the directors, the medical insurance and employee compensation insurance premiums the Group paid for its employees. Insurance cost increased by HKD160,503 or 59%, to HKD433,687 (US$55,247) in the year ended June 30, 2025 from HKD273,184 in the year ended June 30, 2024. It represented the additional insurance charge to our Group for the liabilities of directors and the Group due to our successful listing in September 2024 and the exchange difference between the US$ charged by the insurance company and the HKD used as the presentation currency of the Group. It increased significantly compared to the same period of 2024.

Internet and IT service fee

Internet and IT service fee included, the consulting and service fee paid to internet service providers and the maintenance service rendered from third-party service providers. It increased by HKD139,894 or 39%, to HKD494,934 (US$63,049) in the year ended June 30, 2025 from HKD355,040 in the year ended June 30, 2024. Our group incurs service charges for server maintenance throughout the year, which is crucial for maintaining optimal performance and uptime. Additionally, we have strengthened our internet security by hiring a specialized service company to provide comprehensive protection against cyber threats.

Meal and Entertainment

Compared to the year ended June 30, 2024, the Group’s meal and entertainment increased by HKD397,006 or 196%, from HKD202,640 in 2024 to HKD599,646 (US$76,388) in 2024. Throughout the year, the rise in meal and entertainment expenses has been aimed at maintaining the customers’ relationship and business performance and enhancing staff welfare, including activities such as company retreats.

Office premises expenses

Office premises expenses represented rent paid for the Group’ office facilities in PRC, Hong Kong and Taiwan. Office premises expenses decreased by HKD35,395 or -3%, to HKD1,120,629 (US$142,757) in the year ended June 30, 2025 from HKD1,156,024 in the year ended June 30, 2024. There is no material fluctuation during the year.

Travelling

Travelling represented the travelling expenses for the business purpose. Travelling decreased by HKD24,922 or -43%, to HKD32,928 (US$4,195) in the year ended June 30, 2025 from HKD57,850 in the year ended June 30, 2024. The expenses have decreased due to our management's focus on business development in previous years, which has led to reduced travel costs for operations in other Asian countries.

Staff Costs

Staff costs consisted of staff salaries, employer’s contribution to pension scheme, staff training, staff allowance, remuneration to independent executive directors, seconded employee costs and recruitment fee. For the year ended June 30, 2025, staff costs were HKD11,192,966 (US$1,425,874), increased by HKD7,489,818 or 202% from HKD3,703,148 in the year ended June 30, 2024. Such increase was mainly driven by discretionary bonuses to the senior management of USD250,000 each, remuneration to independent executive directors, additional year-end bonus to employees and yearly salary increments.

Legal and professional fees

Legal and professional fees included service fees paid to solicitors and any other third-party service providers for professional services. The Group incurred legal and professional fees in an amount of HKD5,748,312 (US$732,279) in the year ended June 30, 2025 compared to HKD2,066,956 in the year ended June 30, 2024 with an increase by HKD3,681,356 or 178%. During the year ended June 30, 2025, the Group reclassified and redesignated the ordinary shares into ordinary share Class A and B, filed Form S-8 for the ESOP program, and changed our external auditor. As a result, these activities incurred additional charges for the Group compared to the year ended June 30, 2024.

Others

Other expenses included commission paid to independent third parties, donation to charities and sundry expenses. For the year ended June 30, 2025, the Group incurred other expenses in an amount of HKD708,626 (US$90,273) which consisted of donation, HKD12,000 (US$1,529), advertising, HKD145,668 (US$18,557) and sundry expense, HKD331,407 (US$42,218). For the same period in 2024, the Group incurred other expenses in an amount of HKD655,290 which consisted of donation, HKD12,000, advertising, HKD107,238 and sundry expense, HKD197,565.

Research and development expenses

Research and development expenses increased by HKD18,686,290 from nil in the year ended June 30, 2024 to HKD18,686,290 (US$2,380,449) in the year ended June 30, 2025. Research and development expenses mainly consist of technology infrastructure expenses related to platform development to support the Group’s business operations. However, due to considerations of cost-effectiveness and time limitation, increased competition in the industry, and limited resources within the Group, the management determined that further investment should be discontinued. As a result, the related expenditures were expensed as incurred and not capitalized, as they did not meet the capitalization criteria under ASC 350-40-25.

Provision for credit losses

We carry accounts receivable at the original invoice amount less a provision for estimated credit losses. As of June 30, 2023, we recorded a provision for credit losses related to accounts receivable of HKD19,022. We estimated our provision for credit losses using relevant available information from internal and external sources relating to past events, current conditions and reasonable and supportable forward-looking factors. Consequently, to reflect the cumulative effects of the adoption of ASC 326, we recorded the balance of the provision for credit losses was HKD19,022 as of July 1, 2023. During the year ended June 30, 2025 and 2024, the Group (revered)/accrued HKD(77,218) (US$(9,837)) and HKD101,598 provision for credit losses on the consolidated financial statement related to accounts receivable respectively. As of June 30, 2025 and 2024, the provision for credit losses was HKD43,402 (US$5,529) and HKD120,620.

The table below sets forth the age analysis of the Group’ gross accounts receivable at the end of each period:

Year Ended June 30	0-30 days	31-60 days	61-90 days	91-180 days	181-365 days	>365 days	Total
2025 (US$)	$174,801	$85,928	$40,367	$128,215	$31,863	$648	$461,822
2025 (HKD)	$1,372,170	$674,528	$316,878	$1,006,473	$250,121	$5,084	$3,625,254
2024 (HKD)	$1,943,780	$541,592	$33,148	$24,800	$-	$133,373	$2,676,693
Change (HKD)	$(571,610)	$132,936	$283,730	$981,673	$250,121	$(128,289)	$948,561

The gross accounts receivable increased to HKD3,625,254 (US$461,822) as of June 30, 2025 from HKD2,676,693 as of June 30, 2024. Due to its increased effort in collection and the steady business recovery of its clients, the Group received collections HKD2,286,873 (US$291,325) in the subsequent period as of the date this report. The Group factored the customer settlements received for its account receivables in subsequent period when it estimated its provision for credit losses as of June 30, 2025 and 2024. The amount of provision for credit losses was HKD(77,218) (US$(9,837)) and HKD101,598 for the year ended June 30, 2025 and 2024. The Group’s allowance for credit losses as of June 30, 2025 decreased to HKD43,402 (US$5,529) from HKD120,620 as of June 30, 2024.

Other income

Other income was primarily comprised of interest income, interest expenses and other income (expense). The total other income for the year ended June 30, 2025 was HKD725,272 (US$92,392), compared to the total other income of HKD264,811 for the year ended June 30, 2024. During the year ended June 30, 2025, we recognized interest income, HKD757,385 (US$96,483), interest expenses, HKD59,771 (US$7,614) and other expense, HKD27,658 (US$3,523). During the year ended June 30, 2024, we recognized interest income, HKD221,723, interest expenses, HKD34,674 and other income, HKD77,762.

Income tax expense

Income tax expense was HKD535,588 (US$68,229) for the year ended June 30, 2025, as compared to HKD1,783,803 for the year ended June 30, 2024. A decrease in our income tax expense by HKD1,248,215 or -70.0% is due to the decrease in our total revenues and significant increase in our cost of revenues, research and development expenses and selling, general and administrative expenses before income taxes as discussed aforementioned.

Net income (loss)

As a result of the above discussed, the Group recorded a net loss of HKD27,568,713 (US$3,511,983) for the year ended June 30, 2025, compared to a net income of HKD5,505,489 for the year ended June 30, 2024. A significant increase in our net loss in the year ended June 30, 2025 resulted from significant increase in our research and development expenses and selling, general and administrative expenses during the year ended June 30, 2025 as previously discussed.

Liquidity and Capital Resources

The Group financed its daily operations and business development through cash generated from the operations of the Group. As of June 30, 2025 and 2024, its cash and restricted cash balance was HKD32,188,711 (US$4,100,525) and HKD10,855,128, respectively.

The following table set forth a summary of its cash flows for the years indicated:

	For the years ended June 30,
	2023	2024	2025	2025
	HKD	HKD	HKD	US$
Net cash provided by (used in) operating activities	$16,086,260	$6,725,500	$(27,707,982)	$(3,529,724)
Net cash used in investing activities	(25,303)	(59,449)	(63,356)	(8,071)
Net cash (used in) provided by financing activities	$(12,593,994)	$(13,286,626)	$49,269,420	$6,276,439

Cash provided by (used in) operating activities:

For the year ended June 30, 2025, net cash used in operating activities of HKD27,707,982 was primarily resulted from the net loss of HKD27,568,713 (US$3,511,983) as adjusted for non-cash items and change in operating activities. Adjustments for non-cash items consisted of depreciation of property and equipment, HKD106,900 (US$13,618), amortization of right-of-use assets, HKD1,120,629 (US$142,757) and reversal of provision for doubtful debts, HKD77,218 (US$9,837). Change in operating activities included an increase in account receivables, HKD948,561 (US$120,836), a decrease in prepayment, deposits and other receivables, HKD1,327,724 (US$169,139), an increase in accrued expenses and other payables, HKD11,739 (US$1,495), an increase in account payable, HKD6,799 (US$866), a decrease in income tax payables, HKD580,102 (US$73,899) and a decrease in lease liabilities, HKD1,107,179 (US$141,044).

For the year ended June 30, 2024, net cash provided by operating activities of HKD6,725,500 primarily resulted from the net income of HKD5,505,489 as adjusted for non-cash items and change in operating activities. Adjustments for non-cash items consisted of depreciation of property and equipment, HKD110,206, amortization of right-of-use assets, HKD1,128,557 and provision for credit losses, HKD101,598. Change in operating activities included an increase in account receivables, HKD407,382, a decrease in prepayment, deposits and other receivables, HKD1,152,444, an increase in accrued expenses and other payables, HKD803,937, a decrease in account payable, HKD24,253, a decrease in income tax payables, HKD485,882 and a decrease in lease liabilities, HKD1,159,214.

For the year ended June 30, 2023, net cash provided by operating activities of HKD16,086,260 primarily resulted from the net income of HKD9,010,680 as adjusted for non-cash items and change in operating activities. Adjustments for non-cash items consisted of depreciation of property and equipment, HKD154,457, amortization of right-of-use assets, HKD1,091,600 and reversal of provision for credit losses, HKD61,357. Change in operating activities included a decrease in account receivables due to the temporarily ceased business, consultancy and market research services, HKD6,845,155, an increase in prepayment, deposits and other receivables, HKD325,876, an increase in accrued expenses and other payables, HKD452,847 , a decrease in account payable, HKD39,015, an increase in income tax payables, HKD100,260 and a decrease in lease liabilities, HKD1,142,491.

Cash used in investing activities:

For the year ended June 30, 2025, net cash used in investing activities was mainly contributed by purchases of property and equipment, HKD63,356 (US$8,071).

For the year ended June 30, 2024, net cash used in investing activities was mainly contributed by purchases of property and equipment, HKD59,449.

For the year ended June 30, 2023, net cash used in investing activities was mainly contributed by purchases of property and equipment, HKD25,303.

Cash (used in) provided by financing activities:

For the year ended June 30, 2025, net cash provided by financing activities, HKD49,269,420 (US$6,276,439) consisted of dividend payment, HKD5,865,364 (US$747,190), net proceed from IPO, HKD55,057,154 (US$7,013,740), and repayments from ultimate shareholders, HKD77,630 (US$9,889).

For the year ended June 30, 2024, net cash used in financing activities, HKD13,286,626 consisted of dividend payment, HKD9,461,001, payment of deferred IPO costs, HKD1,824,885 and repayments of bank loan, HKD2,000,740.

For the year ended June 30, 2023, net cash used in financing activities, HKD12,593,994 consisted of dividend payment, HKD9,884,032, payment of deferred IPO costs, HKD1,776,686, proceeds from bank loans, HKD2,000,740 and repayments of bank loan, HKD2,934,016.

The following table set forth a summary of the Group’s working capital as of June 30, 2025 and 2024:

	As of June 30,
	2024	2025	2025
	HKD	HKD	US$
Current assets	$16,198,765	$37,745,218	$4,808,370
Current liabilities	$18,862,498	$11,744,979	$1,496,196
Working capital	$(2,663,733)	$26,000,239	$3,312,174

Current assets as of June 30, 2025 was HKD37,745,218 (US$4,808,370). Out of this balance, the Group had cash in an amount of HKD32,188,711 (US$4,100,525). 92% of the cash was deposited in financial institutions in Hong Kong Special Administrative Region, and 8% of the cash was deposited in PRC, Macau and Taiwan. There was no restricted cash balance held in Hong Kong, PRC, Taiwan and Macau as of June 30, 2025. The current asset balance also included the following: accounts receivable, net, HKD3,581,852 (US$456,293) and prepayment, deposits and other receivables, net, HKD1,974,655 (US$251,552).

Current liabilities as of June 30, 2025 was HKD11,744,979 (US$1,496,196). This amount was composed of accrued expenses and other payables, HKD8,071,739 (US$1,028,261), account payable, HKD48,622 (US$6,194), income tax payable, HKD2,678,817 (US$341,255)   and an operating lease obligation-current portion, HKD945,801 (US$120,486).

Current assets as of June 30, 2024 was HKD16,198,765. Out of this balance, the Group had cash in an amount of HKD10,855,128. 79% of the cash was deposited in financial institutions in Hong Kong Special Administrative Region, and 21% of the cash was deposited in PRC, Macau and Taiwan. The amount of restricted cash was released in Hong Kong Special Administrative Region since January 2024. There was no restricted cash balance held in Hong Kong, PRC, Taiwan and Macau as of June 30, 2024. The current asset balance also included the following: accounts receivable, net, HKD2,556,073 and prepayment, deposits and other receivables, net, HKD2,787,564.

Current liabilities as of June 30, 2024 was HKD18,862,498. This amount was composed of accrued expenses and other payables, HKD14,466,134, account payable, HKD41,823, income tax payable, HKD3,258,920 and an operating lease obligation-current portion, HKD1,095,621.

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

Contractual Obligations

The following table summarized the contractual obligations of the Group as of June 30, 2025:

	Payments Due by Period
	Less Than 1 Year	1 to 3 Years	3 to 5 Years	More Than 5 Years	Total
	HKD	HKD	HKD	HKD	HKD
Contractual Obligations:
Operating lease obligation	$980,663	$299,984	$-	$-	$1,280,647
Total contractual obligations	$980,663	$299,984	$-	$-	$1,280,647

	Payments Due by Period
	Less Than 1 Year	1 to 3 Years	3 to 5 Years	More Than 5 Years	Total
	US$	US$	US$	US$	US$
Contractual Obligations:
Operating lease obligation	$124,927	$38,215	$-	$-	$163,142
Total contractual obligations	$124,927	$38,215	$-	$-	$163,142

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

On July 11, 2025, the Group has entered into a Securities Purchase Agreement (“SPA”) with certain entities named therein (each an “Investor,” and collectively, the “Investors”), pursuant to which the Investors agreed to subscribe, and the Group agreed to issue and sell an aggregate of 15,000,000 Class A ordinary shares, each with a par value of US$0.000625, (“PIPE Shares”) through a private investment in public equity (“PIPE”), at a price of US$0.33 per Class A Ordinary Share. Concurrently with the signing of the SPA, the Group also entered into a Registration Rights Agreement (“RRA”) with the Investors, pursuant to which the Group agrees to provide certain registration rights with respect to the PIPE Shares. The closing of the PIPE is subject to the satisfaction of certain customary closing conditions as stipulated in the SPA.

On September 12, 2025, the Company entered into a certain amendment (the “Amendment”) to the Purchase Agreement in accordance with the terms of the Purchase Agreement. Pursuant to the Amendment, the Group and the Investor agreed to amend and restate that (i) the par value of the Group’s ordinary shares is revised to $0.00625, resulting from the Group’s 1-for-10 share consolidation effected on September 8, 2025 (the “Share Consolidation”); (ii) the purchase price is revised to $0.2178 per share (equivalent to $2.178 after the Share Consolidation), being 60% of the listed closing price of the Group’s ordinary shares on September 5, 2025.

Research and Development, Patents and Licenses, etc.

For the two years ended June 30, 2024 and 2023, we did not incur material costs in research and development. During the year ended June 30, 2025, we incurred HKD18,686,290 (US$2,380,449) which was technology infrastructure expenses related to platform development to support the Group’s business operations. We did not possess any patents during the three years ended June 30, 2025, 2024 and 2023.

Please refer to “Item 4. Information on the Company—B. Business Overview—Approvals, Licenses, and Permits” and “Item 4. Information on the Company—B. Business Overview—Intellectual Property Rights”

Trend Information

Other than as disclosed elsewhere in this document, we are not aware of any trends, uncertainties, demands, commitments or events since June 30, 2025 that are reasonably likely to have a material adverse effect on our net revenues, income, profitability, liquidity or capital resources, or that caused the disclosed financial information to be not necessarily indicative of future operating results or financial conditions.

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

Item 6. Directors, Senior Management and Employees

A.	Directors and Senior Management

DIRECTORS

The following table sets forth information regarding our directors and executive officers as of the date of this report.

Directors and Executive officers	Age	Position
Wai Hong Lao	54	Executive Director, Chairman and Chief Executive Officer
Yiu Kong Kenneth But	57	Executive Director and Chief Operating Officer
Wai Cheung Yeung	55	Chief Financial Officer
Kam Kong Lau	53	Independent director
Ho Fu Billy Wong	51	Independent director
Xiao Liang Li	41	Independent director

The following is a brief biography of each of the executive officers and directors or director appointees listed above:

Wai Hong Lao, aged 54, one of the founders of our Group, was appointed as our Director on October 31, 2019 and was re-designated as our executive Director, the chairman of our Board and chief executive officer on December 11, 2019. He is also a director of all of the subsidiaries of our Group, namely, Melkweg Cayman, Melkweg BVI, Galaxy Payroll (HK), Galaxy Payroll (TW), Galaxy Solutions Partner, Galaxy Payroll (China), Galaxy HR (Macau), Galaxy HR (TW) and Galaxy HR (SZ). Mr. Lao is responsible for overall management, strategic planning, business development and client relationship.

Mr. Lao has over 16 years of experience in the payroll outsourcing service and employment service industry. Prior to founding our Group, Mr. Lao worked at various companies in the United States with a focus in software development from 1997 to 2005. From April 2006 to February 2013, Mr. Lao worked as a manager at TAKA Corporate Services Limited and TAKA Corporate Consulting Limited (previously known as HBL CONSULTING LIMITED), which engaged in the provision of payroll outsourcing services and employment services and were controlled by common shareholders, and was mainly responsible for business development and channel and client relationship management.

Mr. Lao obtained the degree of Bachelor of Business Administration in Management Information Systems and Finance from The University of Hawaii in the United States in May 1994 and the degree of Master of Business Administration from Hawaii Pacific University in the United States in August 1999.

Yiu Kong Kenneth But, aged 57, one of the founders of our Group, was appointed as our Director on October 31, 2019 and was re-designated as our executive Director and chief operating officer on December 11, 2019. He is also a director of Melkweg Cayman, Melkweg BVI, Galaxy Payroll (HK), Galaxy Payroll (TW), Galaxy Solutions Partner, Galaxy Payroll (China) and Galaxy HR (Macau). Mr. But is mainly responsible for overall management of compliance matters of our Group.

Mr. But has over 16 years of experience in the payroll outsourcing service and employment service industry. Prior to founding our Group, Mr. But worked as a school clerk at Assembly of God Hebron Secondary School from June 1988 to January 1989. He then worked as a video tape previewer at Asia Television Limited from February 1989 to March 1991 and an editor at Busmag Publishing Limited from March 1991 to February 1992 respectively. He worked as a sports researcher at the Sports Department of Television Broadcasts Limited from February 1992 to July 1993, and from March 1994 to March 1995. He then worked at Satellite Television Asian Region Limited as a researcher from March 1995 to May 1997. He later returned to Television Broadcasts Limited in June 1997 as a sports researcher at the Sports Department and worked until June 2005. From August 2005 to February 2013, Mr. But worked as a sales director in TAKA Corporate Services Limited and TAKA Corporate Consulting Limited (previously known as HBL CONSULTING LIMITED), which engaged in the provision of payroll outsourcing services and employment services and were controlled by common shareholders, and was mainly responsible for sales and marketing.

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

Yeung, Wai Cheung, aged 55, one of the founders of our Group, was appointed as our Director on October 31, 2019 and was re-designated as our executive Director and Chief Financial Officer on December 11, 2019. He resigned from his position of our executive Director of the Company on December 1, 2022. He is also a director of Melkweg Cayman, Melkweg BVI, Galaxy Payroll (HK), Galaxy Payroll (TW), Galaxy Solutions Partner and Galaxy Payroll (China). Mr. Yeung is mainly responsible for overall management of financial affairs of our Group.

Mr. Yeung has over 16 years of experience in the payroll outsourcing service and employment service industry. Prior to founding our Group, Mr. Yeung worked at BKR Lew & Barr Limited (currently known as East Asia Sentinel Limited), an accounting firm, from January 1998 to October 2005 with his last position as the person-in-charge of the Shanghai Office of BKR Lew & Barr Limited. From August 2006 to February 2013, Mr. Yeung worked at TAKA Corporate Services Limited and TAKA Corporate Consulting Limited (previously known as HBL CONSULTING LIMITED), which engaged in the provision of payroll outsourcing services and employment services which was controlled by common shareholders as a manager and was mainly responsible for accounts and finance matters.

Mr. Yeung obtained the degree of Bachelor of Commerce in Accounting from The University of New South Wales in Australia in September 1997. He was qualified as a certified public accountant of the Hong Kong Institute of Certified Public Accountants (the “HKICPA”) in September 2001 and is currently a practicing certified public accountant of the HKICPA.

Kam Kong Lau, aged 53, is an experienced professional in the field of accounting and financial consultancy. He was appointed as our independent non-executive Director on September 10, 2024 and is also the chairman of audit committee and a member of the compensation committee and nominating and corporate governance committee.

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

Ho Fu Billy Wong, aged 51, was appointed as our independent non-executive Director on September 10, 2024, and he is also the chairman of nominating and corporate governance committee and a member of audit committee and compensation committee.

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

Xiao Liang Li, aged 41, was appointed as our independent non-executive Director on September 10, 2024, and he is also the chairman of compensation committee and a member of nominating and corporate governance committee and audit committee.

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

SENIOR MANAGEMENT

The table below shows certain information in respect of members of our senior management:

Name	Age	Position within our Group	Principal roles and responsibilities	Relationship with other Director(s) and/or senior management
Ho Lo	41	Division manager	Responsible for overseeing the daily operation in Hong Kong	None
Chunlei Wu	43	Division manager	Responsible for overseeing the daily operation in the PRC	None
Yin Lung Wong	31	Financial controller	Responsible for the overall financial management, reporting, and day-to-day financial administration of our Group	None

Ho Lo, aged 41, joined our Group in August 2014 as a senior client account manager. Ms. Lo is primarily responsible for overseeing the daily operation in Hong Kong.

Ms. Lo has over 15 years of experience in the payroll outsourcing service and employment service industry. Prior to joining our Group, Ms. Lo worked at TAKA Corporate Services Limited and TAKA Corporate Consulting Limited from August 2008 to March 2013 with her last position served as the account and payroll manager, during which Ms. Lo was mainly responsible overseeing the business operation in Hong Kong.

Ms. Lo obtained the degree of Bachelor of Arts in Human Resource Management from the University of Huddersfield in the United Kingdom in December 2013 and a Master of Science in Strategic Human Resources Management from the Hong Kong Baptist University in Hong Kong in November 2017.

Chunlei Wu, aged 43, joined our Group in August 2014 as a senior client account manager. Mr. Wu is primarily responsible for overseeing the daily operation in the PRC.

Mr. Wu has over 18 years of experience in the payroll outsourcing service and employment service industry. Prior to joining our Group, Mr. Wu worked at Pioneer Speakers (Shanghai) Co. Ltd. from November 2005 to June 2010 with his last position served as the human resources supervisor, during which he was mainly responsible for calculating monthly payrolls and offering trainings to new staff members. From October 2010 to June 2012, Mr. Wu was a team leader (human resource outsourcing) at Aon Hewitt, during which he was mainly responsible for compensation and benefits projects, conducting monthly payroll service review, reviewing payroll operation process, coaching operators with professional skills and supervising team members. From June 2012 to March 2013, Mr. Wu worked at TAKA Corporate Services Limited as the account officer during which he was responsible for payroll outsourcing services in China.

Mr. Wu obtained the degree of Bachelor degree in Public Administration from Shanghai Normal University in the PRC in July 2005 and the degree of Master of Human Resources Management from Hong Kong Baptist University in Hong Kong in November 2016.

Yin Lung Wong, aged 31, joined our Group in July 2020 as a financial controller. Mr. Wong is primarily responsible for the overall financial management, reporting and day-to-day financial administration of our Group.

Mr. Wong has over 8 years of experience in accounting. Prior to joining our Group, Mr. Wong worked at Zhonghui Anda CPA Limited from December 2015 to January 2018, during which he was responsible for providing audit and corporate advisory services to private companies and companies listed on the Stock Exchange. From January 2018 to January 2020, Mr. Wong worked at Deloitte Touche Tohmatsu where he was involved in providing audit services for initial public offering projects and providing audit and corporate advisory services to private companies and companies listed on the Stock Exchange.

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

For years ended June 30, 2025, 2024 and 2023, we paid an aggregate of HKD13,833,353 (US$1,762,233), HKD6,277,005 (US$801,016) and HKD7,598,012 (US$973,942) respectively, in cash (including salaries and mandatory provident fund) to our directors. We have not set aside or accrued any amount to provide pension, retirement, or other similar benefits to our executive officers or Directors. Our Hong Kong, Macau and PRC subsidiaries are required by law to make contributions equal to certain percentages of each employee’s salary for his or her pension insurance, medical insurance, unemployment insurance, and other statutory benefits and a housing provident fund.

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

 The following table sets forth information regarding the beneficial ownership of our Class A Ordinary Shares and Class B Ordinary Shares as of the date of this report by our officers, directors, and 5% or greater beneficial owners of Class A Ordinary Shares and Class B Ordinary Shares. There is no other person or group of affiliated persons known by us to beneficially own more than 5% of our Class A Ordinary Shares and Class B Ordinary Shares. Holders of Class A Ordinary Shares and holders of Class B Ordinary Shares are entitled to one vote per share and fifty votes per share respectively. All holders of Class A and Class B Ordinary Shares vote together as a single class on all matters submitted to a shareholder vote, unless otherwise required by law.

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

	Ordinary Shares Beneficially Owned as of June 30, 2025 *
							Approximate
	Class A Ordinary Shares		Class B Ordinary Shares		Total ordinary shares		percentage of aggregate
Directors and executive officers(1)	Number	Approximate %	Number	Approximate %	Number	Approximate %	voting power**

Directors and executive officers
Wai Hong Lao(2)	120,000	8.3%	120,000	33.3%	240,000	13.3%	31.5%
Yiu Kong Kenneth But(3)	120,000	8.3%	120,000	33.3%	240,000	13.3%	31.5%
Wai Cheung Yeung(4)	120,000	8.3%	120,000	33.3%	240,000	13.3%	31.5%
Kam Kong Lau	—	—	—	—	—	—	—
Ho Fu Billy Wong	—	—	—	—	—	—	—
Xiao Liang Li	—	—	—	—	—	—	—
All directors and executive officers (6 individuals)	360,000	25.0%	360,000	100%	720,000	40.0%	94.4%

5% or greater shareholders
Pine Mountain Holdings Limited(5)	120,000	8.3%	120,000	33.3%	240,000	13.3%	31.5%
Agapao Investment Holding Limited(6)	120,000	8.3%	120,000	33.3%	240,000	13.3%	31.5%
JEAN Oceania Limited(7)	120,000	8.3%	120,000	33.3%	240,000	13.3%	31.5%
VALUE CLASSIC GLOBAL LIMITED(8)	96,000	6.7%	—	—	96,000	5.3%	0.5%

Notes:

(1)	The business address for our directors and executive officers is 25th Floor, Ovest, 77 Wing Lok Street, Sheung Wan, Hong Kong.

(2)	Mr. Wai Hong Lao, holds 120,000 shares of the Company’s Class A Ordinary Shares and 120,000 shares of Class B Ordinary Shares through Pine Mountain Holdings Limited, as the sole beneficiary.

(3)	Mr. Yiu Kong Kenneth But, holds 120,000 shares of the Company’s Class A Ordinary Shares and 120,000 shares of Class B Ordinary Shares through Agapao Investment Holding Limited, as the sole beneficiary.

(4)	Mr. Wai Cheung Yeung, holds 120,000 shares of the Company’s Class A Ordinary Shares and 120,000 shares of Class B Ordinary Shares through JEAN Oceania Limited, as the sole beneficiary.

(5)	Mr. Wai Hong Lao has the control over Pine Mountain Holdings Limited.

(6)	Mr. Yiu Kong Kenneth But has the control over Agapao Investment Holding Limited.

(7)	Mr. Wai Cheung Yeung has the control over JEAN Oceania Limited.

(8)	Mr. Wong Tai Kuen has the control over VALUE CLASSIC GLOBAL LIMITED.

*	For each person or group included in this table, percentage of ownership is calculated by dividing the number of shares beneficially owned by such person or group by the number of ordinary shares being outstanding, 1,801,265, (consisting of 1,441,265 Class A Ordinary Shares and 360,000 Class B Ordinary Shares) as of June 30, 2025.

Giving retroactive effect to the 10 for 1 reverse share split effected on September 8, 2025.

**	For each person or group included in this column, percentage of voting power is calculated by dividing the voting power beneficially owned by such person or group the voting power of all of ordinary shares as a single class.

F.	Disclosure of a Registrant’s Action to Recover Erroneously Awarded Compensation

Not applicable.

Item 7. Major Shareholders and Related Party Transactions

A.	Major Shareholders

Please refer to “Item 6. Directors, Senior Management and Employees—E. Share Ownership.”

B.	Related Party Transactions

Employment Agreements and Indemnification Agreements

See “Item 6. Directors, Senior Management and Employees—C. Board Practices—Employment Agreements and Indemnification Agreements.”

Other Related Party Transactions

Set forth below are the related party transactions of our company that occurred during the years ended June 30, 2025, 2024, 2023 and up to the date of this report:

List of Related Parties

Name	Relationship
Noah Trust (Asia) Limited	Mr. Kenneth But being one of its directors
Nebula 360 Services Limited	Raymond, brother of Mr. Lao, being the director

Balance with a related party:

	As of June 30,
	2024	2025	2025
	HKD	HKD	US$
Prepayment to a related party:
Nebula 360 Services Limited	$78,086	$-	$-

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

			For the years ended June 30,
		Nature of	2023	2024	2025
Name of related parties	Relationship	transactions	HKD	HKD	HKD	US$
Noah Trust (Asia) Limited	Mr. Kenneth But being one of its directors	Payroll outsourcing service fee income	$6,000	$6,000	$6,000	$764
Nebula 360 Services Limited	Raymond, brother of Mr. Lao, being the director	Employment service fee expense	$-	$23,460	$46,749	$6,000

Policies and Procedures for Related-Party Transactions

Our board of directors has created an audit committee that is tasked with reviewing and approving all related-party transactions.

C.	Interests of Experts and Counsel

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

Ordinary Shares

General

All of our issued Ordinary Shares are fully paid and non-assessable. Certificates evidencing the Ordinary Shares are issued in registered form. Our shareholders may freely hold and vote their Ordinary Shares. As of June 30, 2025, there were 1,801,515 Class A Ordinary Shares issued and 1,441,265 Class A Ordinary Shares outstanding and 360,000 Class B Ordinary Shares issued and outstanding.

Distributions

The holders of our Ordinary Shares are entitled to such dividends as may be declared by our shareholders through ordinary resolutions with an amount not exceeding the recommendation of Board of Directors subject to the BVI Act that the company may only pay dividends if the value of our assets exceeds our liabilities and we are able to pay our debts as they become due.

Voting rights

Pursuant to our Memorandum and Articles of Association, each Class A Ordinary Share of our Company confers upon the shareholder of our Company: (a) the right to one vote at a meeting of the Shareholders or on any Resolution of Shareholders; (b) the right to an equal share in any dividend paid by the Company; and (c) the right to an equal share in the distribution of the surplus assets of the Company on its liquidation.

Pursuant to our Memorandum and Articles of Association, each Class B Ordinary Share of our Company confers upon the shareholder of our Company: (a) the right to fifty (50) votes at a meeting of the Shareholders of the Company or on any Resolution of Shareholders; (b) the right to an equal share in any dividend paid by the Company; (c) the right to an equal share in the distribution of the surplus assets of the Company on its liquidation; and (d) subject to the Memorandum and Articles of Association, the Conversion Right in respect of each Class B Ordinary Share in the shareholder's holding.

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

During the years ended June 30, 2025, 2024 and 2023, Galaxy HR (Macau) was exempted from taxation under Complementary Income Tax over profits up to MOP600,000 (six hundred thousand Patacas). Taxable income exceeding MOP600,000 was subject to taxation at 12%.

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

Item 11. Quantitative and Qualitative Disclosures About Market Risk.

Credit risk

We are exposed to credit risk in relation to our accounts receivable from customers. Our accounts receivable amounted to approximately HKD3.6 million and HKD2.6 million (US$0.5 million and US$0.3 million) as of June 30, 2025 and 2024, respectively. Our accounts receivable turnover days were approximately 41 days and 29 days for the years ended June 30, 2025 and 2024, respectively. Our business operations and cash flow are subject to the risk of delay in settlement from our customers. Our customers’ settlement date may be affected by their internal policies and we cannot assure you that our customers will settle in a timely manner. Our effort in strengthening our accounts receivable collection and management may not be effective and we cannot assure you that we will be able to fully recover the outstanding amounts due from our customers, if at all, or that our customers will settle the amounts in a timely manner.

Interest rate risk

The Group’s exposure on fair value interest rate risk mainly arises from its fixed deposits with banks. It also has exposure on cash flow interest rate risk which is mainly arising from its deposits with banks.

Foreign currency risk

We are exposed to foreign currency risk primarily through service income or expenses that are denominated in a currency other than the functional currency of the operations to which they relate. The currencies giving rise to this risk are primarily US$. As HKD is currently pegged to US$, our exposure to foreign exchange fluctuations is minimal.

Liquidity risk

Our approach to managing liquidity is to ensure, as far as possible, that it will always have sufficient liquidity to meet its liabilities when due, under both normal and stressed conditions, without incurring unacceptable losses or risking damage to our reputation. Typically, we ensure that it has sufficient cash on demand to meet expected operational expenses for a period of 180 days, including the servicing of financial obligations; this excludes the potential impact of extreme circumstances that cannot reasonably be predicted, such as natural disasters.

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

Use of Proceeds

The following “Use of Proceeds” information relates to the registration statement on Form F-1, as amended (File Number No. 333-269043) (the “F-1 Registration Statement”) in relation to our IPO of 1,750,000 Ordinary Shares, at the offering price of US$4.00 per Ordinary Share and an additional 262,500 ordinary shares, representing full exercise of the underwriter’s over-allotment option granted in connection with the Company’s IPO, at the offering price of US$4.00 per share.

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

Based on the foregoing, our chief executive officer and our chief financial officer have concluded that, as of June 30, 2025, our disclosure controls and procedures were ineffective. Notwithstanding our management’s assessment that our internal control over financial reporting was ineffective as of June 30, 2025, we believe that the consolidated financial statements included in this report on Form 20-F correctly present our financial position, results of operations and cash flows for the fiscal years covered thereby in all material respects.

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

The material weaknesses identified related to (i) a lack of sufficient financial reporting and accounting personnel with appropriate knowledge of U.S. GAAP and SEC reporting requirements to formalize key controls over financial reporting and to prepare consolidated financial statements and related disclosures; and (ii) a lack of an effective control framework in place and critical information technology general controls (“ITGC”) have design deficiencies in areas including logical access, privileged access and cybersecurity.

We intend to implement measures designed to improve our internal control over financial reporting to address the underlying causes of these material weaknesses, including (i) setting up a financial and system control framework with formal documentation of polices and controls in place; and (ii) setting up an ITGC and system control framework with formal documentation of polices and controls in place.

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

As a company with less than US$1.235 billion in revenue for the fiscal year of 2025, we qualify as an “emerging growth company” pursuant to the JOBS Act. An emerging growth company may take advantage of specified reduced reporting and other requirements that are otherwise applicable generally to public companies. These provisions include exemption from the auditor attestation requirement under Section 404 of the Sarbanes-Oxley Act of 2002 in the assessment of the emerging growth company’s internal control over financial reporting.

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

Item 16C. Principal Accountant Fees and Services.

Effective September 1, 2022, Friedman LLP, our then independent registered public accounting firm, combined with Marcum LLP. On February 10, 2023, our Board of Directors approved the dismissal of Friedman LLP and the engagement of Marcum Asia CPAs LLP to serve as our independent registered public accounting firm. On May 12, 2025, our Board of Directors approved the dismissal of Marcum Asia CPAs LLP and the engagement of Guangdong Prouden CPAs GP to serve as our independent registered public accounting firm. The services are now provided by Guangdong Prouden CPAs GP.

The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered by Marcum Asia CPAs LLP and Friedman LLP for the years ended June 30, 2024 and 2023, respectively.

	2023	2024	2024
	HKD	HKD	US$
Audit Fee (1)	$1,890,055	$1,692,638	$216,300

The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered by Guangdong Prouden CPAs GP for the years ended June 30, 2025, 2024 and 2023.

	2025	2025
	HKD	US$
Audit Fee (1)	$1,413,000	$180,000

(1)	“Audit fees” means the aggregate fees billed in each of the fiscal years listed for professional services rendered by our principal auditors for the audit of the registrant’s annual financial statements, review of interim financial statements and services that are normally provided by the accountant in connection with statutory and regulatory filings or engagements for those fiscal years.

The policy of our audit committee is to pre-approve all audit and non-audit services provided by Guangdong Prouden CPAs GP, including audit services and other services as described above, other than those for de minimis services which are approved by the audit committee prior to the completion of the audit.

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

Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers.

None.

Item 16F. Change in Registrant’s Certifying Accountant.

On May 12, 2025, the Board of Directors (the “Board”) of Galaxy Payroll Group Limited (the “Company”), upon recommendation of the Audit Committee of the Board (the “Audit Committee”), approved the dismissal of Marcum Asia CPAs LLP (the “Former Auditor”) as the Company’s independent registered public accounting firm, effective immediately. Simultaneously, the Board, upon recommendation by the Audit Committee, appointed Guangdong Prouden CPAs GP (the “New Auditor”) as the Company’s independent registered public accounting firm, effective May 12, 2025.

The principal accountant’s report of the Former Auditor on the financial statements of the Company as of and for the fiscal years ended June 30, 2023 and 2024 did not contain any adverse opinion or disclaimer of opinion and was not qualified or modified as to uncertainty, audit scope or accounting principles, as defined in Item 16F(a)(1)(ii) of Form 20-F. The Former Auditor was engaged since February 10, 2023.

During the fiscal years ended June 30, 2023 and 2024, and the subsequent interim period through May 12, 2025, (1) there were no “disagreements” (as described in Item 16F(a)(1)(iv) of Form 20-F and the related instructions) between the Company and the Former Auditor on any matter of accounting principles or practices, financial statement disclosure or auditing scope or procedures, which disagreements, if not resolved to the Former Auditor’s satisfaction, would have caused the Former Auditor to make reference to the subject matter of the disagreement(s) in connection with its report to the subject matter of the disagreement; and (2) there were no “reportable events” of the type described in Item 16F(a)(1)(v) of Form 20-F other than: the material weaknesses reported in our 2024 annual report on Form 20-F filed with the U.S. Securities and Exchange of Commission (the “SEC”) on November 8, 2024, specifically, the material weaknesses identified related to i) inadequate segregation of duties for certain key functions due to limited staff and resources; ii) a lack of sufficient financial reporting and accounting personnel with appropriate knowledge of U.S. GAAP and SEC reporting requirements to formalize key controls over financial reporting and to prepare consolidated financial statements and related disclosures; iii) a lack of independent directors and an audit committee to establish formal risk assessment process and internal control framework; and iv) a lack of an effective control framework in place and critical information technology general controls (“ITGC”) have design deficiencies in areas including logical access, privileged access and cybersecurity.

We furnished a copy of the disclosures in this report to the Former Auditor and have requested that the Former Auditor furnish us with a letter addressed to the SEC stating whether such firm agrees with the above statements or, if not, stating the respects in which it does not agree. A copy of Former Auditor’s letter was filed as Exhibit 16.1 with the current report on Form 6-K on June 13, 2025 and is attached as exhibit 15.1 to this report.

During the two most recent fiscal years and the subsequent interim period through May 12, 2025, neither the Company nor anyone on its behalf consulted with the New Auditor regarding (i) the application of accounting principles to a specified transaction, either completed or proposed; the type of audit opinion that might be rendered on the Company’s financial statements, and neither a written report nor oral advice was provided that New Auditor concluded was an important factor considered by the Company in reaching a decision as to the accounting, auditing or financial reporting issue; or (ii) any matter that was either the subject of a disagreement (as defined in Item 16F(a)(1)(iv) of Form 20-F and its related instructions) or a reportable event (as described in Item 16F(a)(1)(v) of Form 20-F).

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

Item 16I. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections.

Not applicable.

Item 16J INSIDER TRADING POLICIES

We have adopted insider trading policy and procedures governing the purchase, sale, and other dispositions of our securities by directors, senior management, and employees that are reasonably designed to promote compliance with applicable insider trading laws, rules and regulations, and any listing standards applicable to us. A copy of our insider trading policy is filed as Exhibit 11.2 with this annual report.

Item 16K CYBERSECURITY

Not applicable as the Company’s current fiscal year ended June 30, 2025.

PART III

Item 17. Financial Statements.

We have elected to provide financial statements pursuant to Item 18.

Item 18. Financial Statements.

The consolidated financial statements of Galaxy Payroll Group Limited and its subsidiaries are included at the end of this annual report.

Item 19. Exhibits.

Exhibit Number	Description of Exhibit
1.1	Form of Amended and Restated Memorandum and Articles of Association (incorporated herein by, reference to Exhibit 3.1 to the Form 6-K filed on March 24, 2025 (001-42269))
2.1	Specimen Certificate for Ordinary Shares (incorporated herein by reference to Exhibit 4.1 to the Form F-1/A filed on January 27, 2023 (File No. 333-269043))
2.2*	Description of Securities Registered under Section 12 of the Exchange Act
4.1	Form of Employment Agreement by and between executive officer and the Registrant (incorporated herein by reference to Exhibit 10.1 to the Form F-1/A filed on January 27, 2023 (File No. 333-269043))
4.2	Form of Indemnification Agreement by and between directors, officers and the Registrant (incorporated herein by reference to Exhibit 10.2 to the Form F-1/A filed on February 22, 2023 (File No. 333-269043))
4.3	English Translation of the human resources outsourcing service agreement by and between the Company and China-Key HR Outsourcing Co., Limited (incorporated herein by reference to Exhibit 10.2 to the Form F-1 filed on December 28, 2022 (File No. 333-269043))
4.4	Office lease contract, by and between Galaxy Payroll (HK) and Smilax Investments Limited dated as of May 1, 2022 (incorporated herein by reference to Exhibit 10.5 to the Form F-1 filed on December 28, 2022 (File No. 333-269043))
4.5	Office lease contract, by and between Galaxy Payroll (HK) and Smilax Investments Limited dated as of April 12, 2024 (incorporated herein by reference to Exhibit 10.6 to the Form F-1/A filed on July 31, 2024 (File No. 333-269043))
4.6	Office lease contract, by and between Galaxy HR (SZ) and Shenzhen Aoxinya Property Development Co., Ltd. dated as of June 1, 2021 (incorporated herein by reference to Exhibit 10.6 to the Form F-1 filed on December 28, 2022 (File No. 333-269043))
4.7	Office lease contract, by and between Galaxy HR (SZ) and Shenzhen Aoxinya Property Development Co., Ltd. dated as of May 6, 2024 (incorporated herein by reference to Exhibit 10.7 to the Form F-1/A filed on July 31, 2024 (File No. 333-269043)) [1]
4.8	Office lease contract, by and between Galaxy HR (TW) and Jifen Fang dated as of October 19, 2023 (incorporated herein by reference to Exhibit 10.8 to the Form F-1/A filed on October 31, 2023 (File No. 333-269043)) [1]
8.1	List of Subsidiaries (incorporated herein by reference to Exhibit 21.1 to the Form F-1 filed on December 28, 2022 (File No. 333-269043))
11.1	Code of Business Conduct and Ethics (incorporated herein by reference to Exhibit 99.1 to the Form F-1/A filed on January 27, 2023 (File No. 333-269043))
11.2*	Insider Trading Policy
12.1*	Certification by Principal Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2*	Certification by Principal Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13.1*	Certification by Principal Executive Officer Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2*	Certification by Principal Financial Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
15.1	Letter of Marcum Asia CPAs LLP dated June 13, 2025, regarding change in independent registered public accounting firm (incorporated herein by reference to Exhibit 16.1 to the Form 6-K filed on June 13, 2025 (File No. 001-42269))
97.1*	Clawback Policy
101	The following financial information from the Registrant’s annual report on Form 20-F for the year ended June 30, 2025, formatted in Inline XBRL (eXtensible Business Reporting Language): (i) Consolidated Balance Sheets; (ii) Consolidated Statements of Income/(Loss) and Comprehensive Income/(Loss); (iii) Statements of Changes in Shareholders’ Equity; (iv) Consolidated Statements of Cash Flows; and (v) Notes to Consolidated Financial Statements.
104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101).

*	Filed herewith

(1)	Portions of the exhibit, including certain private and confidential information has been omitted pursuant to Item 601(a)(6) and Item 601(b)(10)(iv) of Regulation S-K. The Registrant hereby agrees to furnish a copy of any omitted portion to the SEC upon request.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Galaxy Payroll Group Limited

By:	/s/ Wai Hong Lao
Name:	Wai Hong Lao
Title:	Chief Executive Officer and Director

Date: October 24, 2025

GALAXY PAYROLL GROUP LIMITED

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of Galaxy Payroll Group Limited:

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated balance sheets of Galaxy Payroll Group Limited and its subsidiaries (the “Company”) as of June 30, 2024 and 2025, the related consolidated statements of income/(loss) and comprehensive income/(loss), changes in shareholders’ equity and cash flows for each of the three years in the period ended June 30, 2025, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the consolidated financial position of the Company as of June 30, 2024 and 2025, and the consolidated results of its operations and its cash flows for each of the three years in the period ended June 30, 2025, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ Guangdong Prouden CPAs GP

Guangdong Prouden CPAs GP

We have served as the Company’s auditor since 2025.

Guangzhou, China

October 24, 2025

GALAXY PAYROLL GROUP LIMITED

CONSOLIDATED BALANCE SHEETS

	June 30, 2024	June 30, 2025
	HKD	HKD	US$
Assets
Current assets
Cash	$10,855,128	$32,188,711	$4,100,525
Accounts receivable, net	2,556,073	3,581,852	456,293
Prepayment, deposits and other receivables, net	2,787,564	1,974,655	251,552
Total current assets	16,198,765	37,745,218	4,808,370

Property and equipment, net	206,653	165,045	21,025
Right-of-use (“ROU”) assets – operating lease	2,332,135	1,225,109	156,066
Deferred initial public offering (“IPO”) costs	7,334,123	-	-
Long-term rental deposit	514,815	-	-
Total non-current assets	10,387,726	1,390,154	177,091
Total assets	$26,586,491	$39,135,372	$4,985,461

Liabilities and shareholders’ equity
Current liabilities
Accrued expenses and other payables	$14,466,134	$8,071,739	$1,028,261
Account payable	41,823	48,622	6,194
Income tax payable	3,258,920	2,678,817	341,255
Operating lease obligation, current portion	1,095,621	945,801	120,486
Total current liabilities	18,862,498	11,744,979	1,496,196

Other liabilities
Operating lease obligation, non-current portion	1,248,510	291,151	37,090
Total other liabilities	1,248,510	291,151	37,090
Total liabilities	20,111,008	12,036,130	1,533,286

Commitment and contingencies

Shareholders’ equity
Ordinary shares, US$0.00625 par value, authorized unlimited number of Ordinary Shares as of June 30, 2024; 1,600,000 shares issued and outstanding as of June 30, 2024 *	77,630	-	-
Class A Ordinary shares, US$0.00625 par value, unlimited number of shares authorized; 1,801,515 shares issued and 1,441,265 shares outstanding as of June 30, 2025 *	-	87,694	11,170
Class B Ordinary shares, US$0.00625 par value, unlimited number of shares authorized; 360,000 shares issued and outstanding as of June 30, 2025 *	-	17,550	2,236
Subscription receivable	(77,630)	-	-
Shares reserved for issuance	-	(17,562)	(2,237)
Additional paid-in capital	40,000	48,293,749	6,152,148
Retained earnings (accumulated deficit)	6,381,130	(21,187,583)	(2,699,090)
Accumulated other comprehensive income (loss)	54,353	(94,606)	(12,052)
Total shareholders’ equity	6,475,483	27,099,242	3,452,175
Total liabilities and shareholders’ equity	$26,586,491	$39,135,372	$4,985,461

*

Giving retroactive effect to the 1,600 for 1 share split effected on December 19, 2022.

Number of shares divided as 14,412,500 Class A Ordinary Shares with a par value of US$0.000625 per share and 3,600,000 Class B Ordinary Shares with a par value of US$0.000625 per share, were approved by the board of directors, and were further approved by the shareholders on March 19, 2025.

Giving retroactive effect to the 10 for 1 reverse share split effected on September 8, 2025.

The accompany notes are an integral part of these consolidated financial statements.

GALAXY PAYROLL GROUP LIMITED

CONSOLIDATED STATEMENTS OF INCOME/(LOSS) AND COMPREHENSIVE INCOME/(LOSS)

	For the years ended June 30,
	2023	2024	2025	2025
	HKD	HKD	HKD	US$
Revenues
Employment services	$14,485,440	$12,529,119	$9,829,206	$1,252,144
Payroll outsourcing services	16,981,233	17,595,833	17,600,113	2,242,081
Total revenues	31,466,673	30,124,952	27,429,319	3,494,225

Cost of revenues	(12,999,672)	(13,951,669)	(15,748,088)	(2,006,151)

Operating expenses
Selling, general and administrative expenses	(8,178,103)	(9,047,204)	(20,830,556)	(2,653,608)
Research and development expenses	-	-	(18,686,290)	(2,380,449)
Reversal of provision for (Provision for) credit losses	61,357	(101,598)	77,218	9,837
Total operating expenses	(8,116,746)	(9,148,802)	(39,439,628)	(5,024,220)
Income (Loss) from operations	10,350,255	7,024,481	(27,758,397)	(3,536,146)

Other income (expense)
Interest income	186,390	221,723	757,385	96,483
Interest expense	(123,269)	(34,674)	(59,771)	(7,614)
Other income	402,967	77,762	27,658	3,523
Total other income	466,088	264,811	725,272	92,392
Income (Loss) before income tax	10,816,343	7,289,292	(27,033,125)	(3,443,754)

Income tax expense	(1,805,663)	(1,783,803)	(535,588)	(68,229)
Net income (loss)	$9,010,680	$5,505,489	$(27,568,713)	$(3,511,983)

Foreign currency translation adjustment	(45,583)	13,205	(148,959)	(18,976)
Comprehensive income (loss)	$8,965,097	$5,518,694	$(27,717,672)	$(3,530,959)

Weighted average number of ordinary shares
Basic and diluted*	1,600,000	1,600,000	1,805,534	1,805,534

Earnings (Losses) per share
Basic and diluted*	$5.63	$3.44	$(15.27)	$(1.95)

*

Giving retroactive effect to the 1,600 for 1 share split effected on December 19, 2022.

Number of shares divided as 14,412,500 Class A Ordinary Shares with a par value of US$0.000625 per share and 3,600,000 Class B Ordinary Shares with a par value of US$0.000625 per share, were approved by the board of directors, and were further approved by the shareholders on March 19, 2025.

Giving retroactive effect to the 10 for 1 reverse share split effected on September 8, 2025.

The accompany notes are an integral part of these consolidated financial statements.

GALAXY PAYROLL GROUP LIMITED

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

	Ordinary Shares			Class A ordinary Shares			Class B ordinary Shares			Subscription	Shares reserved for		Additional paid-in		Retained Earnings (Accumulated	Accumulated other comprehensive
	Shares*	Par Value		Shares*	Par Value		Shares*	Par Value		receivable	issuance		capital		eficit)	income (loss)		Total
		HKD			HKD			HKD		HKD	HKD		HKD		HKD	HKD		HKD
Balance, July 1, 2022	1,600,000		77,630	-		-	-		-	(77,630)		-		40,000	15,074,314		86,731		15,201,045
Dividend declared	-		-	-		-	-		-	-		-		-	(13,825,353)		-		(13,825,353)
Net income	-		-	-		-	-		-	-		-		-	9,010,680		-		9,010,680
Foreign currency translation	-		-	-		-	-		-	-		-		-	-		(45,583)		(45,583)
Balance, June 30, 2023	1,600,000		77,630	-		-	-		-	(77,630)		-		40,000	10,259,641		41,148		10,340,789
Dividend declared	-		-	-		-	-		-	-		-		-	(9,384,000)		-		(9,384,000)
Net income	-		-	-		-	-		-	-		-		-	5,505,489		-		5,505,489
Foreign currency translation	-		-	-		-	-		-	-		-		-	-		13,205		13,205
Balance, June 30, 2024	1,600,000		$77,630	-		-	-		-	$(77,630)		$-		$40,000	$6,381,130		$54,353		$6,475,483
Issuance of ordinary shares upon IPO, net	201,265		10,052	-		-	-		-	77,630		-		48,253,749	-		-		48,341,431
Issuance of Shares upon ESOP	-		-	360,250		17,562	-		-	-		(17,562)		-	-		-		-
Re-classification and Re-designation of ordinary shares into Class A and B	(1,801,265)		(87,682)	1,441,265		70,132	360,000		17,550	-		-		-	-		-		-
Net loss	-		-	-		-	-		-	-		-		-	(27,568,713)		-		(27,568,713)
Foreign currency translation	-		-	-		-	-		-	-		-		-	-		(148,959)		(148,959)
Balance, June 30, 2025	-		$-	1,801,515		$87,694	360,000		$17,550	$-		$(17,562)		$48,293,749	$(21,187,583)		$(94,606)		$27,099,242
		US$	-		US$	11,750		US$	2,236	US$	US$	(2,237)	US$	6,152,148	(2,699,090)	US$	(12,052)	US$	3,452,175

*

Giving retroactive effect to the 1,600 for 1 share split effected on December 19, 2022.

Number of shares divided as 14,412,500 Class A Ordinary Shares with a par value of US$0.000625 per share and 3,600,000 Class B Ordinary Shares with a par value of US$0.000625 per share, were approved by the board of directors, and were further approved by the shareholders on March 19, 2025.

Giving retroactive effect to the 10 for 1 reverse share split effected on September 8, 2025.

The accompany notes are an integral part of these consolidated financial statements.

GALAXY PAYROLL GROUP LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the years ended June 30,
	2023	2024	2025	2025
	HKD	HKD	HKD	US$
Cash flows from operating activities:
Net income (loss)	$9,010,680	$5,505,489	$(27,568,713)	$(3,511,983)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Depreciation of property and equipment	154,457	110,206	106,900	13,618
Amortization of right-of-use assets-operating lease	1,091,600	1,128,557	1,120,629	142,757
(Reversal of provision for) provision for credit losses	(61,357)	101,598	(77,218)	(9,837)
Change in operating assets and liabilities
Accounts receivable	6,845,155	(407,382)	(948,561)	(120,836)
Prepayment, deposits and other receivables	(325,876)	1,152,444	1,327,724	169,139
Accrued expenses and other payables	452,847	803,937	11,739	1,495
Account payable	(39,015)	(24,253)	6,799	866
Income tax payable	100,260	(485,882)	(580,102)	(73,899)
Lease liabilities	(1,142,491)	(1,159,214)	(1,107,179)	(141,044)
Net cash provided by (used in) operating activities	16,086,260	6,725,500	(27,707,982)	(3,529,724)

Cash flow from investing activities:
Purchases of property and equipment	(25,303)	(59,449)	(63,356)	(8,071)
Net cash used in investing activity	(25,303)	(59,449)	(63,356)	(8,071)

Cash flow from financing activities:
Repayments of bank loan	(2,934,016)	(2,000,740)	-	-
Proceeds from bank loan	2,000,740	-	-	-
Payment of deferred IPO costs	(1,776,686)	(1,824,885)	-	-
Dividend payments	(9,884,032)	(9,461,001)	(5,865,364)	(747,190)
Proceed from IPO, net	-	-	55,057,154	7,013,740
Repayments from ultimate shareholders	-	-	77,630	9,889
Net cash (used in) provided by financing activities	(12,593,994)	(13,286,626)	49,269,420	6,276,439

Change in cash and restricted cash	3,466,963	(6,620,575)	21,498,082	2,738,644

Cash and restricted cash, beginning of the year	13,971,458	17,449,250	10,855,128	1,382,836
Effect on exchange rate	10,829	26,453	(164,499)	(20,955)

Cash and restricted cash, end of the year	$17,449,250	$10,855,128	$32,188,711	$4,100,525

Reconciliation of cash and restricted cash to the consolidated balance sheets
Cash	$16,436,490	$10,855,128	$32,188,711	$4,100,525
Restricted cash	1,012,760	-	-	-
Cash and restricted cash, end of the year	$17,449,250	$10,855,128	$32,188,711	$4,100,525

Supplemental cash flow information
Cash paid for income tax	$(1,705,403)	$(2,126,331)	$(1,115,690)	$(142,885)
Cash paid for interest expense	$(123,269)	$(34,674)	$(46)	$(6)

Non-cash transaction in investing and financing activities
Right-of-use assets obtained in exchange of lease liabilities	$-	$2,543,244	$-	$-
Unpaid dividend	$5,942,365	$5,865,364	$-	$-
Unpaid deferred IPO costs	$-	$573,636	$-	$-
Deferred IPO costs recognized as additional paid-in capital	$-	$-	$7,334,123	$934,295

The accompany notes are an integral part of these consolidated financial statements.

GALAXY PAYROLL GROUP LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1 — Nature of business and organization

Galaxy Payroll Group Limited (“Galaxy Payroll BVI”) was incorporated in the British Virgin Islands with limited liability on August 26, 2021. Galaxy Payroll BVI has no substantial operations other than holding all of the outstanding share capital of Melkweg Holdings Limited (“Melkweg Cayman”). Melkweg Cayman is a holding Group incorporated on October 31, 2019 under the Companies Act (2021 Revision) of the Cayman Islands. Melkweg Cayman has no substantial operations other than holding all of the outstanding share capital of Melkweg Holdings (BVI) Limited (“Melkweg BVI”) which was incorporated under BVI law on November 5, 2019. Melkweg BVI is also a holding Group holding of all the equity interest of Galaxy Payroll Services Limited (“Galaxy Payroll (HK)” (which is the holding Group of Galaxy Recursos Humanos (Macau) Limitada (“Galaxy HR (Macau)”), Galaxy Solutions Partner Limited (“Galaxy Solutions Partner”), Galaxy Payroll (Taiwan) Limited (“Galaxy Payroll (TW)”) (which is the holding Group of Galaxy Human Resources Limited (“Galaxy HR (TW)”)) and Galaxy Payroll (China) Limited (“Galaxy Payroll (China)”) (which is the holding Group of Galaxy Corporate Management Consultancy (Shenzhen) Limited (“Galaxy HR (SZ)”)) (collectively referred to as the “Subsidiaries”).

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

The consolidated financial statements reflect the activities of each of the following entities:

Name	Background	Ownership	Principal activities
Galaxy Payroll Group Limited (“Galaxy Payroll BVI”)	● Located in the British Virgin Islands (“BVI”) ● Incorporated on August 26, 2021	-	Investment holding

Melkweg Holdings Limited (“Melkweg Cayman”)	● Located in the Cayman Islands ● Incorporated on October 31, 2019	100% directly owned by Galaxy Payroll BVI	Investment holding

Melkweg Holdings (BVI) Limited (“Melkweg BVI”)	● Located in the BVI ● Incorporated on November 5, 2019	100% directly owned by Melkweg Cayman	Investment holding

Galaxy Payroll Services Limited (“Galaxy Payroll (HK)”)	● Located in Hong Kong ● Incorporated on February 21, 2013	100% owned by Melkweg BVI	Provision of payroll outsourcing and employment services

Galaxy Recursos Humanos (Macau) Limitada (“Galaxy HR (Macau)”)	● Located in Macau ● Incorporated on July 26, 2016	98% owned by Galaxy Payroll (HK) and 2% owned by Galaxy Solutions Partner	Provision of payroll outsourcing services

Galaxy Payroll (Taiwan) Limited (“Galaxy Payroll (TW)”)	● Located in Hong Kong ● Incorporated on December 31, 2018	100% owned by Melkweg BVI	Investment holding

Galaxy Human Resources Limited (“Galaxy HR (TW)”)	● Located in Taiwan ● Incorporated on March 21, 2018	100% owned by Galaxy Payroll (TW)	Provision of employment services

Galaxy Solutions Partner Limited (“Galaxy Solutions Partner”)	● Located in Hong Kong ● Incorporated on February 5, 2013	100% owned by Melkweg BVI	Provision of employment services (acting as employer of record)

Galaxy Payroll (China) Limited (“Galaxy Payroll (China)”)	● Located in Hong Kong ● Incorporated on October 24, 2017	100% owned by Melkweg BVI	Investment holding

Galaxy Corporate Management Consultancy (Shenzhen) Limited (“Galaxy HR (SZ)”)	● Located in People’s Republic of China (“PRC”) ● Incorporated on February 21, 2013	100% owned by Galaxy Payroll (China)	Provision of payroll outsourcing and employment services

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

Use of estimates and assumptions

The preparation of consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities including provision for credit losses, and disclosures of contingent assets and liabilities as of the date of the consolidated financial statements and the reported amounts of revenues and expenses during the periods presented. Actual results could differ from these estimates. Significant accounting estimates reflected in the Group’s consolidated financial statements include the Group’s ability to realize deferred tax assets and the estimates of provision for credit losses.

Earnings (Losses) per share

Basic earnings (losses) per share is computed by dividing net income (loss) attributable to ordinary shareholders, taking into consideration the deemed dividends to preferred shareholders (if any), by the weighted average number of ordinary shares outstanding during the year using the two-class method. Under the two-class method, net income (loss) is allocated between ordinary shares and other participating securities based on their participating rights. Class A ordinary share and Class B ordinary share have the same rights in dividend. Therefore, basic and diluted earnings (losses) per share are the same for both classes of ordinary shares. Shares issuable for little to no consideration upon the satisfaction of certain conditions are considered as outstanding shares and included in the computation of basic earnings (losses) per share as of the date that all necessary conditions have been satisfied. Net income (loss) is not allocated to other participating securities if based on their contractual terms they are not obligated to share the income (loss).

Diluted earnings (losses) per share is calculated by dividing net income (loss) attributable to ordinary shareholders, as adjusted for the effect of dilutive ordinary equivalent shares, if any, by the weighted average number of ordinary and dilutive ordinary equivalent shares outstanding during the year. Ordinary equivalent shares consist of ordinary shares issuable upon the exercise of share options using the treasury stock method. Ordinary equivalent shares are not included in the denominator of the diluted earnings (losses) per share calculation when inclusion of such share would be anti-dilutive.

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

Convenience translation

Translations of balances in the consolidated balance sheets, consolidated statements of income/(loss) and comprehensive income/(loss), consolidated statements of changes in shareholders’ equity and consolidated statements of cash flows from HKD into US$ as of June 30, 2025 are solely for the convenience of the readers and are calculated at the rate of US$1.00=7.8499, representing the exchange rate set forth in the H.10 statistical release of the Federal Reserve Board on June 30, 2025. No representation is made that the HKD amounts could have been, or could be, converted, realized or settled into US$ at such rate, or at any other rate.

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

The Group generates revenues from fees charged for the services (payroll outsourcing services and employment services) provided to its clients.

There are two revenue streams within the Group’s operations: payroll outsourcing services and employment services.

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

There is no contract asset that the Group has right to consideration in exchange for its employment services that the Group has transferred to customers, which such right is conditional on something other than the passage of time.

Payroll outsourcing services

The Group provides payroll outsourcing services to customers. Such services are recognized as a performance obligation satisfied over time as customer simultaneously receives and consumes the benefits provided by the Group using output methods.

The promises in the agreements are generally combined into one performance obligation, as they are considered a series of distinct services, and are satisfied over time because the client simultaneously receives and consumes the benefits provided as the Group performs the services. The service fee for the payroll outsourcing services is charged and invoiced on a fixed fee per staff upon completion of each payroll calculation, as the value to the client of the goods or services transferred to date (e.g. number of payees or number of payrolls processed) appropriately depicts performance towards complete satisfaction of the performance obligation. The fees are typically billed in the period in which services are performed. The Group usually allows a credit term of ranging from 30 days to 90 days to its customers.

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

There is no contract asset that the Group has right to consideration in exchange for its payroll outsourcing services that the Group has transferred to its customers, which such right is conditional on something other than the passage of time.

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

Cash

Cash primarily consists of bank deposits with original maturities of three months or less, which are unrestricted as to withdrawal and use. Cash also consists of funds generated from the Group’s operating activities which were held at the third-party platform fund accounts which are unrestricted as to immediate use or withdraw. The Group maintains its bank accounts in the Hong Kong SAR, China, Macau and Taiwan.

Deposits accounts denominated in Hong Kong Dollars, Renminbi or any other currencies at the banks and financial institutions who are the members of Deposit Protection Scheme will be covered up to a limit of HKD500,000 (US$63,695) per depositor per scheme member by Hong Kong Deposit Protection Board in an event of bank failure. As of June 30, 2025 and 2024, the cash was HKD32,188,711 (US$4,100,525) and HKD10,855,128, respectively. Majority of cash is held in the financial institutions in Hong Kong which are insured by Deposit Protection Scheme. The Group’s cash deposits held in financial institutions located in China, Macau and Taiwan are insured with the local regulation mandated on obligatory insurance of bank accounts. The Group has not experienced any losses in bank accounts and believe its credit risk is not significant.

Restricted cash

Restricted cash represents the deposit pledged to a bank to secure banking facilities granted to the Group. As of June 30, 2023, restricted cash carried at an interest rate of from 0.1% to 4.6% per annum respectively.

Accounts receivable, net

Accounts receivable represents the service fees earned from the clients but have not yet collected. Accounts receivable is recorded at the original invoice amount less a provision for estimated credit losses.

On July 1, 2023, the Group adopted ASU 2016-13, Financial Instruments – Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments (“ASC 326”). ASC 326 requires the application of a credit loss model based prospectively on current expected credit losses (CECL), and replaces the previous model based retrospectively on past incurred losses. The Group adopted ASC 326 using the modified retrospective method for all financial assets measured at amortized cost. Results for reporting periods beginning July 1, 2023 are presented under ASC 326. The Group concludes that there is no impact over the initial adoption of CECL model, which should be treated as cumulative-effect adjustment on retained earnings as of June 30, 2023.

The Group estimated its provision for credit losses using relevant available information from internal and external sources relating to past events including aging schedule of receivables, migration rate of receivables, assessment of receivables due from specific identifiable counterparties that are considered at risk or uncollectible, current conditions and reasonable and supportable forward-looking factors. During the year ended June 30, 2025 and 2024, the Group (revered)/accrued HKD(77,218) (US$(9,837)) and HKD101,598 provision for credit losses on the consolidated financial statement related to accounts receivable respectively. As of June 30, 2025 and 2024, the provision for credit losses was HKD43,402 (US$5,529) and HKD120,620 (See Note 4).

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

The Group did not have provision for credit losses against other receivables as of June 30, 2025 and 2024, respectively (See Note 5).

Deferred IPO costs

Pursuant to ASC 340-10-S99-1, IPO costs directly attributable to an offering of equity securities are deferred and would be charged against the gross proceeds of the offering as a reduction of additional paid-in capital. These costs include legal fees related to the registration drafting and counsel, consulting fees related to the registration preparation, the SEC filing and print related costs. As of June 30, 2025, the Group concludes its IPO. The deferred IPO costs of HKD7,334,123 (US$934,295) have been charged as a reduction against additional paid-in capital upon the completion of the offering in September 2024. As of June 30, 2025 and 2024, the accumulated deferred IPO cost was nil and HKD7,334,123, respectively.

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

The cost and related accumulated depreciation of assets sold or otherwise retired are eliminated from the accounts and any gain or loss is included in the statements of income/(loss). Expenditures for maintenance and repairs are charged to earnings as incurred, while additions, renewals and betterment, which are expected to extend the useful life of assets, are capitalized. The Group also re-evaluates the periods of depreciation to determine whether subsequent events and circumstances warrant revised estimates of useful lives.

Impairment for long-lived assets

Long-lived assets, including property and equipment with finite lives are reviewed for impairment whenever events or changes in circumstances (such as a significant adverse change to market conditions that will impact the future use of the assets) indicate that the carrying value of an asset may not be recoverable.

The Group assesses the recoverability of the assets based on the non-discounted future cash flows the assets are expected to generate and recognize an impairment loss when estimated discounted future cash flows expected to result from the use of the assets plus net proceeds expected from disposition of the asset, if any, are less than the carrying value of the asset. For the years ended June 30, 2025, 2024 and 2023, no impairment of long-lived assets was recognized.

Employee benefits

Under Hong Kong Mandatory Provident Fund Schemes Ordinance, an employer shall enroll their regular employees in Mandatory Provident Fund Schemes. Regular employees are those who are at between 18 and 65 years of age and have been employed for consecutive 60 days or more. An employer is required to make regular mandatory contributions at least 5% of the employee’s monthly income between HKD7,100 and HKD30,000 and HKD1,500 of the employee’s monthly income over HKD30,000.

The employees of the Group’s subsidiary in the PRC are members of state-managed retirement pension schemes operated by the local government. The subsidiary is required to contribute a specified percentage of its payroll costs to the retirement pension scheme to fund the benefits. The only obligation of this subsidiary with respect to the retirement pension scheme is to make the specified contributions.

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

During the years ended June 30, 2025, 2024 and 2023, the Group provides employee benefits to its employees amounting to HKD773,622 (US$98,552), HKD703,239 and HKD635,635, respectively.

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

The Group may recognize the lease payments in the consolidated statements of income/(loss) on a straight-line basis over the lease terms and variable lease payments in the periods in which the obligations for those payments are incurred, if any. The lease payments under the lease arrangements are fixed.

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

Operating lease expense is recognized on a straight-line basis over the lease term. For the years ended June 30, 2025, 2024 and 2023, the Group’s operating lease expense was HKD1,120,629 (US$142,757), HKD1,156,024 and HKD1,177,995, respectively.

The Group evaluates the impairment of its ROU assets consistent with the approach applied for its other long-lived assets. The Group reviews the recoverability of its long-lived assets when events or changes in circumstances occur that indicate that the carrying value of the asset may not be recoverable. The assessment of possible impairment is based on its ability to recover the carrying value of the asset from the expected undiscounted future pre-tax cash flows of the related operations. The Group has elected to include the carrying amount of operating lease liabilities in any tested asset group and include the associated lease payments in the undiscounted future pre-tax cash flows. For the years ended June 30, 2025, 2024 and 2023, the Group did not have any impairment loss against its operating lease ROU assets.

Research and development expenses

Research and development expenses mainly consist of technology infrastructure expenses related to platform development to support the Group’s business operations. The expenditure incurred related to development of platform are capitalized only when the preliminary project stage is completed and it is probable that the project will be completed and the platform will be used to perform the function intended.

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

Galaxy Payroll HK, Galaxy Solutions Partner, Galaxy Payroll (China) and Galaxy Payroll (TW) are incorporated in and carry trade and business in Hong Kong Special Administrative Region and is subject to Hong Kong profits tax under Inland Revenue Department Ordinance.

No provision for taxation in PRC has been made as the Group’s entities in PRC had no assessable profit for the years ended June 30, 2025, 2024 and 2023.

The Group accounts for income tax in accordance with U.S. GAAP. Under the asset and liability method as required by this accounting standard, the recognition of deferred income tax liabilities and assets for the expected future tax consequences of temporary differences between the income tax basis and financial reporting basis of assets and liabilities. Income tax expense consists of taxes currently due plus deferred tax.

The charge for taxation is based on the results for the fiscal year as adjusted for items, which are non-assessable or disallowed. It is calculated using tax rates that have been enacted or substantively enacted by the balance sheet date.

Deferred tax is charged or credited in the statements of income/(loss), except when it is related to items credited or charged directly to equity. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Current income taxes are provided for in accordance with the laws of the relevant taxing authorities.

An uncertain tax position is recognized as a benefit only if it is “more likely than not” that the tax position would be sustained in a tax examination, with a tax examination being presumed to occur. The amount recognized is the largest amount of tax benefit that is greater than 50% likely of being realized upon examination. For tax positions not meeting the “more likely than not” test, no tax benefit is recorded. Penalties and interest incurred related to underpayment of income tax are classified as income tax expense in the period incurred. The Group had no uncertain tax position as of June 30, 2025 and 2024. The Group does not expect that its assessment regarding unrecognized tax positions will materially change over the next 12 months.

No penalties and interest incurred related to underpayment of income tax are classified as income tax expense in the period incurred. PRC tax returns filed in 2018 to 2025 are subject to examination by any applicable tax authorities. Hong Kong tax returns filed in 2016 to 2025 are subject to examination by any applicable tax authorities. Taiwan tax returns filed in 2018 to 2025 are subject to examination by any applicable tax authorities.

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

Segment reporting

The Group operates and manages its business as a single reportable segment, in accordance with ASC 280, Segment Reporting. The Group’s chief operating decision maker (“CODM”) is the Chief Executive Officer. The Group’s CODM assess the Group’s performance and results of operations on a consolidated basis. The Group generates its revenues from subsidiaries in Taiwan, Macau, Hong Kong and the PRC, all of which are under the control of the Chief Executive Officer. Accordingly, tabular disclosure regarding geographical segments have been presented under Note 3 – Revenues.

Concentration of Risks

The Group is subject to risks associated with concentrations in its customer base and financial instruments. Additionally, the Group’s operations are geographically concentrated in the Asia-Pacific region. Economic, political, or regulatory changes in this region could significantly impact the Group’s performance.

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

Concentration of customers

As of June 30, 2025, three customers accounted for 50.6%, 16.0% and 15.9%, respectively, of the Group’s total accounts receivable. As of June 30, 2024, four customers accounted for 29.0%, 23.5%, 21.0% and 18.5%, respectively, of the Group’s total accounts receivable.

For the year ended June 30, 2025, three major customers accounted for 23.6%, 18.7% and 13.2%, respectively, of the Group’s total revenues. For the year ended June 30, 2024, three major customers accounted for 23.3%, 22.1% and 12.8%, respectively, of the Group’s total revenues. For the year ended June 30, 2023, three major customers accounted for 36.4%, 14.7% and 13.4%, respectively, of the Group’s total revenues.

Concentration of vendors

As of June 30, 2025 and 2024, one vendor accounted for 100% of the Group’s total account payable.

For the year ended June 30, 2025, three major vendors accounted for 30.3%, 23.9% and 12.0% of the Group’s total in-country partner costs, respectively. For the year ended June 30, 2024, three major vendors accounted for 34.4%, 20.7% and 10.4% of the Group’s total in-country partner costs, respectively. For the year ended June 30, 2023, two major vendors accounted for 37.9% and 27.7% of the Group’s total in-country partner costs, respectively.

Interest rate risk

The Group’s exposure on fair value interest rate risk mainly arises from its fixed deposits with banks. It also has exposure on cash flow interest rate risk which is mainly arising from its deposits with banks.

In respect of the exposure to cash flow interest rate risk arising from floating rate non-derivative financial instruments held by the Group, such as cash and cash equivalents, at the end of the reporting period, the Group is not exposed to significant interest rate risk as the interest rates of cash at bank are not expected to change significantly.

Foreign currency exchange risk

There is a linked exchange rate system implemented in Hong Kong to stabilize the exchange rate between the Hong Kong dollar (HKD) and the United States dollar (USD). The value of RMB against the U.S. dollar and other currencies may fluctuate and is affected by, among other things, changes in political and economic conditions and the foreign exchange policy adopted by the PRC government. It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between the RMB and the U.S. dollar in the future. There remains significant international pressure on the PRC government to adopt a more flexible currency policy, which could result in greater fluctuation of the RMB against the U.S. dollar. The Company is a holding company and it relies on dividends paid by the Group’s operating subsidiaries in China for its cash needs. Any significant revaluation of the RMB may materially and impact its liquidity and cash flows. To the extent that the Group needs to convert U.S. dollars into RMB for its operations, appreciation of the RMB against the U.S. dollar would have an adverse effect on the RMB amount the Group would receive. Conversely, if the Group decides to convert RMB into U.S. dollars for other business purposes, appreciation of the U.S. dollar against the RMB would have a negative effect on the U.S. dollar amount the Group would receive.

Liquidity Risk

Liquidity risk is the risk that we will encounter difficulty in meeting the obligations associated with its financial liabilities that are settled by delivering cash or another financial asset. Our approach to managing liquidity is to ensure, as far as possible, that it will always have sufficient liquidity to meet its liabilities when due, under both normal and stressed conditions, without incurring unacceptable losses or risking damage to our reputation.

Typically, we ensure that it has sufficient cash on demand to meet expected operational expenses for a period of 180 days, including the servicing of financial obligations; this excludes the potential impact of extreme circumstances that cannot reasonably be predicted, such as natural disasters.

Recent accounting pronouncements

Recently adopted accounting pronouncements

Segment Reporting (Topic 280). In November 2023, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) No. 2023-07, Segment Reporting (Topic 280)- Improvements to Reportable Segment Disclosures. ASU No. 2023-07 requires an enhanced disclosure of significant segment expenses that are regularly provided to the CODM and included within each reported measure of segment profit or loss, on an annual and interim basis. The guidance is effective for fiscal years beginning after December 15, 2023, and interim periods within fiscal years beginning after December 15, 2024. Adoption of this guidance should be applied retrospectively to all prior periods presented. Early adoption is permitted. The Group’s adoption of this standard did not have a material impact on its consolidated financial statements.

New Accounting Pronouncements Not Yet Adopted

In December 2023, the FASB issued ASU 2023-09, which is an update to Topic 740, Income Taxes. The amendments in this update related to the rate reconciliation and income taxes paid disclosures improve the transparency of income tax disclosures. For public business entities, the amendments in this Update are effective for annual periods beginning after December 15, 2024. For entities other than public business entities, the amendments are effective for annual periods beginning after December 15, 2025. Early adoption is permitted for annual financial statements that have not yet been issued or made available for issuance. The amendments in this Update should be applied on a prospective basis. Retrospective application is permitted. This ASU will result in the required additional disclosures being included in the Group's consolidated financial statements, once adopted.

In November 2024, the FASB issued ASU No. 2024-03, Income Statement (Topic 220)- Reporting Comprehensive Income-Expense Disaggregation Disclosures (Subtopic 220-40). ASU No. 2024-03 requires publicly-traded business entities to disclose specified information about the components of certain costs and expenses that are currently disclosed in the financial statements. The guidance is effective for annual reporting periods beginning after December 15, 2026, and interim reporting periods beginning after December 15, 2027. Early adoption is permitted. The Group does not expect to adopt this guidance early and does not expect the adoption of this ASU to have a material impact on its future consolidated financial statements.

Other accounting standards that have been issued by FASB that do not require adoption until a future date are not expected to have a material impact on the consolidated financial statements upon adoption. The Group does not discuss recent standards that are not anticipated to have an impact on or are unrelated to its consolidated financial condition, results of operations, cash flows or disclosures.

Note 3 — Revenues

Revenues are recognized when control of the promised services and deliverables are transferred to the Group’s clients in an amount that reflects the considerations the Group expects to be entitled to and receive in exchange for services and deliverables rendered.

The following table presents the Group’s revenues disaggregated by service lines for the years ended June 30, 2025, 2024 and 2023:

	For the years ended June 30
	2023	2024	2025
	HKD	HKD	HKD	US$
Employment services	$14,485,440	$12,529,119	$9,829,206	$1,252,144
Payroll outsourcing services	16,981,233	17,595,833	17,600,113	2,242,081
Total revenues	$31,466,673	$30,124,952	$27,429,319	$3,494,225

The following table presented the Group’s revenues disaggregated by service lines and geographic location of the employees of our customers for the years ended June 30, 2025, 2024 and 2023:

	For the years ended June 30
	2023	2024	2025	2025
Revenues	HKD	HKD	HKD	US$
Hong Kong	$602,599	$657,460	$914,812	$116,538
Macau	277,889	103,844	77,492	9,872
PRC	10,550,194	7,193,462	4,949,002	630,454
Taiwan	1,703,697	4,164,541	2,873,311	366,032
Japan	699,535	7,766	103,171	13,143
Australia	132,354	43,757	160,516	20,448
Thailand	40,738	112,902	12,098	1,541
Malaysia	37,928	-	-	-
Vietnam	60,850	43,103	2,734	348
India	79,809	6,251	-	-
Indonesia	195,607	28,442	42,814	5,454
Philippines	62,901	33,098	91,772	11,691
Bangladesh	36,391	42,995	-	-
Singapore	4,948	65,657	36,790	4,687
South Korea	-	25,841	236,778	30,163
Italy	-	-	327,916	41,773
Total employment services	14,485,440	12,529,119	9,829,206	1,252,144
Hong Kong	842,269	874,768	1,257,047	160,135
Macau	682,743	459,939	507,585	64,661
PRC	15,378,972	15,973,129	15,590,204	1,986,039
Taiwan	-	189,707	188,859	24,059
India	77,249	98,290	56,418	7,187
Total payroll outsourcing services	16,981,233	17,595,833	17,600,113	2,242,081
Total revenues	$31,466,673	$30,124,952	$27,429,319	$3,494,225

The following table presents the Group’s revenues disaggregated by the timing of revenue recognition for the years ended June 30, 2025, 2024 and 2023:

	For the years ended June 30,
	2023	2024	2025
	HKD	HKD	HKD	US$
Services transferred over time	$31,466,673	$30,124,952	$27,429,319	3,494,225
Total revenues	$31,466,673	$30,124,952	$27,429,319	3,494,225

Note 4 — Accounts receivable, net

Accounts receivable, net consisted of the following:

	As of June 30,
	2024	2025
	HKD	HKD	US$
Accounts receivable	$2,676,693	3,625,254	461,822
Less: Allowance for credit losses	(120,620)	(43,402)	(5,529)
Accounts receivable, net	$2,556,073	3,581,852	456,293

For the years ended June 30, 2025, 2024 and 2023, reversal of provision for credit losses, net and provision for credit losses, net, were HKD(77,218) (US$(9,837)), HKD101,598 and HKD(61,357), respectively.

The following table sets forth the movement of allowance for credit losses:

	As of June 30,
	2024	2025
	HKD	HKD	US$
Beginning balance	$19,022	$120,620	$15,366
Recovery	(11,767)	(115,535)	(14,718)
Addition	113,365	38,317	4,881
Ending balance	$120,620	$43,402	$5,529

Note 5 — Prepayment, deposits and other receivables

Prepayment, deposits and other receivables included the following:

	As of June 30,
	2024	2025
	HKD	HKD	US$
Prepayments (1)	$698,581	$153,818	$19,595
Other deposits (2)	1,335,268	872,428	111,139
Rental deposits	-	516,293	65,770
Remuneration receivables from the customers to customers’ employees (3)	753,715	432,116	55,048
Total Prepayment, deposits and other receivables, net	$2,787,564	$1,974,655	$251,552

(1)	It includes the expenses paid in advance to service providers.

(2)	It is refundable deposits to in-country partners upon the termination of services.

(3)	It represents the unsettled payments from customers in respect of the Group’s invoices issued for payments of salaries and other statutory contributions (if applicable) of employees of the customers.

Note 6 — Property and equipment, net

Property and equipment consisted of the following:

	As of June 30,
	2024	2025
	HKD	HKD	US$
Leasehold improvements	$229,624	$229,624	$29,252
Furniture and fixtures	102,000	102,000	12,994
Office equipment	699,851	767,502	97,772
Subtotal	1,031,475	1,099,126	140,018
Less: accumulated depreciation	(824,822)	(934,081)	(118,993)
Total	$206,653	$165,045	$21,025

Depreciation expense for the years ended June 30, 2025, 2024 and 2023 amounted to HKD106,900 (US$13,618), HKD110,206 and HKD154,457, respectively. Purchase of property and equipment for the years ended June 30, 2025, 2024 and 2023 amounted to HKD63,356 (US$8,071), HKD59,449 and HKD25,303, respectively.

Note 7 — Accrued expenses and other payables

Accrued expenses and other payables consisted of the following:

	As of June 30,
	2024	2025
	HKD	HKD	US$
Accrued expenses	$1,839,055	$2,308,793	$294,117
Refundable deposits received for employment services (1)	4,374,532	3,678,667	468,626
Remuneration payables for customers’ employees (2)	2,260,093	1,769,208	225,381
Other deposits received (3)	80,090	286,871	36,545
Dividend Payable (Note 11)	5,865,364	-	-
Deferred income	47,000	28,200	3,592
Total	$14,466,134	$8,071,739	$1,028,261

(1)	It represented security deposits received from the customers to protect the Group from the loss that the Group may suffer from the termination of employment with the Group’s seconded employees.

(2)	It mainly comprised funds received from the customers in relation to retirement benefit contributions (including MPF and social insurance) and payroll funds of employees of the customers which are to be paid.

(3)	The deposits mainly represented the customers’ advance of payroll funds to ensure timely settlement of customer’s employees’ salaries and retirement benefit contributions to the relevant government authorities.

Note 8 — Taxes

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

Hong Kong

Two-tier Profits Tax Rates

Galaxy Payroll (HK), Galaxy Solutions Partner, Galaxy Payroll (China) and Galaxy Payroll (TW) were incorporated in Hong Kong and are subject to Hong Kong profits tax compliance.

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

Macau

Galaxy HR (Macau) applies the exemption amount for the supplementary income tax income is set at MOP 600,000 for its tax years of 2024 and 2023.

Corporate Income Tax in Galaxy HR (Macau) is subject to a 12% tax rate during the years ended June 30, 2025, 2024 and 2023.

The People’s Republic of China (“PRC”)

Under the Law of The People’s Republic of China on Enterprise Income Tax (the “EIT Law”) and Implementation Regulation of the EIT Law, the tax rate of Galaxy HR (SZ) is 25% during the years ended June 30, 2025, 2024 and 2023.

No provision for taxation in PRC has been made as the Group’s entities in PRC had no assessable profit.

Taiwan

Corporate Income Tax in Galaxy HR (TW) is subject to a 20% tax rate during the years ended June 30, 2025, 2024 and 2023.

The Income/(Loss) before Income Taxes consisted of the following components:

	For the years ended June 30,
	2023	2024	2025
	HKD	HKD	HKD	US$

Hong Kong	$11,003,941	$9,394,157	$4,354,810	$554,760
Foreign	(187,598)	(2,104,865)	(31,387,935)	(3,998,514)
Total Income (Loss) before Income Taxes	$10,816,343	$7,289,292	$(27,033,125)	$(3,443,754)

The income tax provision consisted of the following components:

	For the years ended June 30,
	2023	2024	2025
	HKD	HKD	HKD	US$
Current and deferred:
Hong Kong	$1,637,978	$1,411,563	$562,570	$71,666
Foreign	167,685	372,240	(26,982)	(3,437)
Total current and deferred	1,805,663	1,783,803	535,588	68,229
Total provision for income taxes	$1,805,663	$1,783,803	$535,588	$68,229

The following table sets forth the significant components of the aggregate deferred tax assets as of:

	As of June 30,
	2024	2025
	HKD	HKD	US$
Deferred Tax Assets
Net operating loss carryforwards	$657,476	$364,025	$46,373
Less: valuation allowance	(657,476)	(364,025)	(46,373)
Deferred tax assets, net	$-	$-	$-

The net decrease of valuation allowance during the year ended June 30, 2025 was HKD293,451 (US$37,383) mainly due to a decrease in valuation allowance HKD268,521 (US$34,207) and foreign exchange difference HKD24,930 (US$3,176).

A reconciliation between the Group’s actual provision for income taxes and the provision at the Hong Kong statutory rate was as follows:

	For the years ended June 30,
	2023	2024	2025
	HKD	HKD	HKD	US$
Income (Loss) before income tax	$10,816,343	$7,289,292	$(27,033,125)	$(3,443,754)
Hong Kong income tax rate	16.5%	16.5%	16.5%	16.5%
Income tax expense computed at statutory rate	1,784,698	1,202,735	(4,460,465)	(568,219)
Reconciling items:
Non-deductible expenses	2,110	315,498	5,070,506	645,933
Non-taxable income	(31,867)	(4,114)	(115,497)	(14,713)
Preferential tax rate (1)	(239,160)	(239,160)	(239,160)	(30,467)
Temporary difference not recognized	20,614	10,578	5,077	647
Changes in valuation allowance	(86,490)	315,473	323,831	41,253
Different tax rates of subsidiaries operating in other jurisdictions	322,900	185,793	71,380	9,093
Under (Over)-provision in prior year	32,858	-	(120,084)	(15,298)
Effect of tax concession	-	(3,000)	-	-
Total income tax expense	$1,805,663	$1,783,803	$535,588	$68,229
Effective tax rate	17%	24%	(2)%	(2)%

(1)	The Group’s basic and diluted earnings (losses) per shares would have been each lower by HKD0.010 (US$0.001) per share for the years ended June 30, 2025, 2024 and 2023 without the preferential tax rate reduction, respectively.

As of June 30, 2025, 2024 and 2023, the Group has unutilized tax losses, incurred from the PRC entities, of HKD1,190,327 (US$151,636), HKD1,679,389 and HKD1,415,155 , respectively. As of June 30, 2025, the tax loss carry-forwards will expire between the calendar year 2026 through 2030. The management believes that it is more likely than not that the Group will not realize these potential tax benefits as these operations will not generate any operating profits in the foreseeable future. As a result, a valuation allowance was provided against the full amount of the potential tax benefits based on the unutilized tax losses incurred. No deferred tax is recognized during the years ended June 30, 2025, 2024 and 2023.

The Group evaluates each uncertain tax position (including the potential application of interest and penalties) based on the technical merits, and measure the unrecognized benefits associated with the tax positions. As of June 30, 2025, 2024 and 2023, the Group did not have any unrecognized uncertain tax positions and the Group does not believe that its unrecognized tax benefits will change over the next twelve months. For the years ended June 30, 2025, 2024 and 2023, the Group did not incur any interest and penalties related to potential underpaid income tax expenses. The Group’s major tax jurisdiction is Hong Kong. Under relevant Hong Kong tax laws, tax case is normally subject to investigation by the tax authority for up to 6 years of assessment prior to the current year of assessment, if in a case of fraud or willful evasion, then the investigation can be extended to cover 10 years of assessment.

Note 9 — Related party balance and transactions

The following was a summary of related party’s balance and transactions for the years ended June 30, 2025, 2024 and 2023:

Mr. But, Yiu Kong Kenneth (“Mr. Kenneth But”), an executive director of the Group.

Mr. Lao is an executive director and Chief Executive Officer of the Group.

Balance with a related party

	As of June 30,
	2024	2025	2025
	HKD	HKD	US$
Prepayment to a related party:
Nebula 360 Services Limited	$78,086	$-	$-

Transactions with related parties

			For the years ended June 30,
		Nature of	2023	2024	2025
Name of related parties	Relationship	transactions	HKD	HKD	HKD	US$
Noah Trust (Asia) Limited	Mr. Kenneth But being one of its directors	Payroll outsourcing service fee income	$6,000	$6,000	$6,000	$764
Nebula 360 Services Limited	Raymond, brother of Mr. Lao, being the director	Employment service fee expense	$-	$23,460	$46,749	$6,000

Note 10 — Leases

The Group has entered into lease arrangements for its office facility.

The components of lease expense were as follows:

	For the years ended June 30,
	2023	2024	2025
	HKD	HKD	HKD	US$
Operating lease cost	$1,177,995	$1,156,024	$1,120,629	$142,757

Supplemental balance sheet information related to leases was as follows:

	June 30,
	2024	2025
	HKD	HKD	US$
Operating lease:
Operating lease right-of-use assets	$2,332,135	$1,225,109	$156,066

Current operating lease obligation	1,095,621	945,801	120,486
Noncurrent operating lease obligation	1,248,510	291,151	37,090
Total operating lease obligation	$2,344,131	$1,236,952	$157,576
Weighted average remaining lease term (in years):
Operating lease	2.2	1.0

Weighted average discount rate:
Operating lease	3.6%	3.6%

Cash paid for amounts included in the measurement of lease liabilities	$1,159,214	$1,108,944	$141,269

Non-cancellable Operating Lease

The Group’s commitment for minimum lease payment under its operating lease for its office facility as of June 30, 2025 was as follows:

Years ending June 30,	Amount (HKD)	Amount (US$)
2026	$980,663	$124,927
2027	299,984	38,215
Total future lease payments	1,280,647	163,142
Amount representing interest	(43,695)	(5,566)
Present value of future payments	1,236,952	157,576
Less: current portion	945,801	120,486
Non-current portion	$291,151	$37,090

Total operating lease expense for the Group’s office facilities for the years ended June 30, 2025, 2024 and 2023 was HKD1,120,629 (US$142,757), HKD1,156,024 and HKD1,177,995, respectively.

The total short term operating lease expense for the Group’s office facilities for the years ended June 30, 2025, 2024 and 2023 was nil, HKD27,467 and HKD86,395, respectively.

Note 11 — Equity

Ordinary shares

As of June 30, 2024 and 2025, the ordinary shares issued were 16,000,000 and 21,615,000 with US$0.000625 par value per share respectively, with 18,012,500 ordinary shares outstanding as of June 30, 2025 before giving the retroactive effect of the reverse shares split on September 8, 2025. Each share confers upon the shareholders (a) the right to one vote at a meeting of the shareholders or on any resolution of shareholders; (b) the right to an equal share in any dividend paid by the Group; and (c) the right to an equal share in the distribution of the surplus assets of the Group on its liquidation. If at any time the shares are divided into different classes, the rights attached to any class may only be varied, whether or not the Group is in liquidation, with the consent in writing of or by a resolution passed at a meeting by the holders of not less than 50 percent of the issued Shares in that class. The rights conferred upon the holders of the shares of any class shall not, unless otherwise expressly provided by the terms of issue of the shares of that class, be deemed to be varied by the creation or issue of further shares ranking pari passu therewith.

Consummation of IPO

On September 13, 2024, the Group closed its IPO of 1,750,000 ordinary shares at the initial public offering price of US$4.00 per share for total gross proceeds of US$7,000,000, before deducting underwriting discounts and other offering expenses. On October 15, 2024, the Group closed the sales of an additional 262,500 ordinary shares, representing full exercise of the underwriter’s over-allotment option granted in connection with the Group’s IPO, at the offering price of US$4.00 per share. As a result, the Group has raised gross proceeds of $1,050,000 in addition to the previously announced IPO gross proceeds of $7,000,000, before deducting underwriting discounts and offering expenses.

Re-classification and re-designation of ordinary shares

On March 19, 2025, the re-designation and re-classification of its ordinary shares into two classes each with a par value of US$0.000625 that (a) all the issued 18,012,500 Ordinary Shares be and are re-designated into 14,412,500 Class A Ordinary Shares each with a par value of US$0.000625 with one vote per share but with all rights and restrictions remaining identical to the Ordinary Shares (the “Class A Ordinary Shares”) on a one-for-one basis and 3,600,000 Class B Ordinary Shares each with a par value of US$0.000625 with fifty votes per share but with all rights and restrictions remaining identical to the Ordinary Shares (the “Class B Ordinary Shares”) on a one-for-one basis, (b) the remaining authorized but unissued Ordinary Shares be and are re-designated into (i) an unlimited number of Class A Ordinary Shares and (ii) an unlimited number of Class B Ordinary Shares on a one-for-one basis and (c) such that the Group will be authorized to issue an unlimited number of shares each with a par value of US$0.000625 divided into (i) an unlimited number of Class A Ordinary Shares and (ii) an unlimited number of Class B Ordinary Shares.

Share reserved for issuance

On February 26, 2025, the Group had reserved an aggregate of 3,602,500 Class A Ordinary Shares for issuance under its Employee Share Ownership Plan (“ESOP”), which is designed to attract, retain and incentivize employees through equity-based compensation. Class A Ordinary Shares issued upon exercise or vesting of such awards rank pari passu with all other outstanding Class A Ordinary Shares, including voting and dividend rights. The plan is administered by the Compensation Committee, and all grants are subject to vesting conditions and other terms set forth in the 2025 Stock Incentive Plan. During the year ended June 30, 2025, no Class A Ordinary Shares were granted, vested, or exercised by employees, directors, or consultants under 2025 Stock Incentive Plan.

Reverse shares split

On September 8, 2025, the Group has been unanimously approved a consolidation of all issued and unissued ordinary shares at a ratio of ten (10) shares to one (1) share of the same class (the “Share Consolidation”) and the Share Consolidation was effective. The Share Consolidation applied to both Class A and Class B ordinary shares, with the par value per share increasing from US$0.000625 to US$0.00625 following the consolidation. The Share Consolidation reduced the number of outstanding ordinary shares of the Group from 21,615,000 to approximately 2,161,500. No fractional shares were issued in connection with the Share Consolidation. Instead, the Group issued one full post-Share Consolidation ordinary share to any shareholder at a participant level who would have been entitled to receive a fractional share as a result of the process. The Group issued an aggregate of 15 full post-Share Consolidation ordinary shares pursuant to this arrangement.

The above-mentioned reverse share split of both Class A and Class B ordinary shares have been accounted for on a retroactive basis and reflected in the comparative financial information presented in these consolidated financial statements.

Dividends

The Group declared dividends of nil, HKD9,384,000 and HKD13,825,353 and paid HKD5,865,364 (US$747,190), HKD9,461,001 and HKD9,884,032 to its shareholders during the years ended June 30, 2025, 2024 and 2023, respectively. The dividend per share was nil, HKD0.59 and HKD0.86, respectively, during the years ended June 30, 2025, 2024 and 2023. As of June 30, 2025 and 2024, the dividend payable balance was nil and HKD5,865,364 respectively (Note 7).

Subscription receivable

The subscription receivable represents the unpaid capital contribution of US$10,000 for Galaxy Payroll BVI by the shareholders. The receivable was fully settled as of June 30, 2025.

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

Note 12 — Share-Based Compensation

On February 26, 2025, the Group adopted the 2025 Share Incentive Plan, for the purpose of granting share-based compensation awards to employees, directors and consultants to incentivize their performance and align their interests with the Group. The maximum aggregate number of Class A Ordinary Shares which may be issued pursuant to all awards under the 2025 Share Incentive Plan is 360,250, after the retroactive effect of reverse share split on September 8, 2025.

The Group recognized compensation expense for the year ended June 30, 2025 was nil.

As of June 30, 2025, 360,250 Class A Ordinary Shares were issued with retroactive effect of reverse shares split on September 8, 2025 and did not grant to employees. None of the granted and vested shares have been exercised. There was no unrecognized compensation cost related to unvested share options.

Note 13 — Commitments and contingencies

In the ordinary course of business, the Group may be subject to certain legal proceedings, claims, and disputes that arise from the business operations. Although the outcomes of these legal proceedings cannot be predicted, the Group does not believe these actions, in the aggregate, will have a material adverse impact on its financial position, results of operations or liquidity. As of June 30, 2025, the Group had no outstanding lawsuits nor claims.

Note 14 — Subsequent events

The Group evaluated all events and transactions that occurred after June 30, 2025 up through the date the Group issued the consolidated financial statements. Except for the events described below, there were no other subsequent events occurred that would require recognition or disclosure in the Group’s consolidated financial statements.

On July 11, 2025, the Group has entered into a Securities Purchase Agreement (“SPA”) with certain entities named therein (each an “Investor,” and collectively, the “Investors”), pursuant to which the Investors agreed to subscribe, and the Group agreed to issue and sell an aggregate of 15,000,000 Class A ordinary shares, each with a par value of US$0.000625, (“PIPE Shares”) through a private investment in public equity (“PIPE”), at a price of US$0.33 per Class A Ordinary Share. Concurrently with the signing of the SPA, the Group also entered into a Registration Rights Agreement (“RRA”) with the Investors, pursuant to which the Group agrees to provide certain registration rights with respect to the PIPE Shares. The closing of the PIPE is subject to the satisfaction of certain customary closing conditions as stipulated in the SPA.

On September 8, 2025, the Group has been unanimously approved a consolidation of all issued and unissued ordinary shares at a ratio of ten (10) shares to one (1) share of the same class (the “Share Consolidation”) and the Share Consolidation was effective. The Share Consolidation applied to both Class A and Class B ordinary shares, with the par value per share increasing from US$0.000625 to US$0.00625 following the consolidation. The Share Consolidation reduced the number of outstanding ordinary shares of the Group from 21,615,000 to approximately 2,161,500. No fractional shares were issued in connection with the Share Consolidation. Instead, the Group issued one full post-Share Consolidation ordinary share to any shareholder at a participant level who would have been entitled to receive a fractional share as a result of the process. The Group issued an aggregate of 15 full post-Share Consolidation ordinary shares pursuant to this arrangement.

On September 12, 2025, the Company entered into a certain amendment (the “Amendment”) to the Purchase Agreement in accordance with the terms of the Purchase Agreement. Pursuant to the Amendment, the Group and the Investor agreed to amend and restate that (i) the par value of the Group’s ordinary shares is revised to $0.00625, resulting from the Group’s 1-for-10 Share Consolidation; (ii) the purchase price is revised to $0.2178 per share (equivalent to $2.178 after the Share Consolidation), being 60% of the listed closing price of the Group’s ordinary shares on September 5, 2025.